UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July 2009

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
———————————————————————————————————
(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
———————————————————————————————————
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date July 23, 2009	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Eastern Airlines Corporation Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

Hong Kong Stock Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

SPECIFIC MANDATES IN RELATION TO
ISSUANCE OF NEW A SHARES AND NEW H SHARES

Financial Adviser

Independent financial adviser to the independent board committee and independent shareholders of China Eastern Airlines Corporation Limited

 A letter from the board of directors of China Eastern Airlines Corporation Limited (the “Company”) is set out on pages 5 to 21 of this circular. A letter from the independent board committee of the Company is set out on pages 22 to 23 of this circular. A letter from ING Bank N.V., the independent financial adviser to the independent board committee and independent shareholders of the Company, is set out on pages 24 to 44 of this circular.

An extraordinary general meeting of the Company (the “EGM”) and separate class meetings of the holders of H shares of the Company (the “H Shareholders Class Meeting”) and the holders of A shares of the Company (the “A Shareholders Class Meeting”), respectively will be held at Shanghai International Airport Hotel（上海國際機場賓館）, 2550 Hongqiao Road, Shanghai, the People’s Republic of China at 2:00 p.m. and 2:30 p.m. respectively on Monday, 7 September 2009. Notices of the EGM and H Shareholders Class Meeting dated 24 July 2009 setting out the resolutions to be approved at the EGM and the H Shareholders Class Meeting are contained at the end of this circular. Proxy forms for use at the EGM and the H Shareholders Class Meeting and the attendance slips are also despatched together with this circular. If you intend to attend the EGM and/or the H Shareholders Class Meeting, you should complete and return the attendance slip in accordance with the instructions printed thereon as soon as possible.

Whether or not you intend to attend the EGM and/or the H Shareholders Class Meeting, you are requested to complete and return the proxy form in accordance with the instructions thereon and return it to Hong Kong Registrars Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, as soon as possible and in any event not later than 24 hours before the time appointed for holding such meetings or any adjournment thereof.

Completion and return of the proxy form will not preclude you from attending and voting at the EGM and/or the H Shareholders Class Meeting should you so wish.

24 July 2009

 DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“Announcement”	means the announcement of the Company dated 10 July 2009 relating to, among other things, the granting of the Specific Mandates to the Board to issue new A Shares and new H Shares;

“A Share Specific Mandate”	as described under section 2.1 of this circular;

“A Share Subscription Agreement”
means in relation to and as part of the A Share Specific Mandate, the subscription agreement entered into between CEA Holding and the Company on 10 July 2009, under which, CEA Holding agrees to subscribe for, and the Company agrees to issue, not more than 490,000,000 new A Shares at the subscription price of not less than RMB4.75 per A Share;

“A Shareholders Class Meeting”	means the shareholders’ meeting to be convened for the holders of A Shares on Monday, 7 September 2009, or any adjournment thereof, to consider, and if thought fit, approve the Subscriptions;

“A Shares”	means the ordinary shares issued by the Company, with a RMB denominated par value of RMB1.00 each, which are subscribed for and paid up in RMB and are listed on the Shanghai Stock Exchange;

“Articles of Association”	means the articles of association of the Company;

“associates”	has the meaning ascribed thereto under the Listing Rules;

“Board”	means the board of directors of the Company;

“Business Day”	means a day (excluding Saturday and Sunday) on which the banks are generally open for business in the PRC;

“CEA Holding”
means中國東方航空集團公司(China Eastern Air Holding Company), a wholly PRC state-owned enterprise and the controlling shareholder of the Company directly holding approximately 56.08% of its issued share capital as at the Latest Practicable Date;

DEFINITIONS

“CES Global”
means 東航國際控股（香港）有限公司 (CES Global Holdings (Hong Kong) Limited), a company incorporated under the laws of Hong Kong, and an indirectly wholly owned subsidiary of CEA Holding and a substantial shareholder of the Company holding approximately 18.57% of its issued share capital as at the Latest Practicable Date;

“Company”
means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H Shares, A Shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively;

“connected person”	has the meaning ascribed thereto under the Listing Rules;

“controlling shareholder”	has the meaning ascribed thereto under the Listing Rules;

“CSRC”	means the China Securities Regulatory Commission;

“Directors”	means the directors of the Company;

“EGM”	means the extraordinary general meeting of the Company to be convened on Monday, 7 September 2009, or any adjournment thereof, to consider, and if thought fit, approve the Subscriptions;

“Group”	means the Company and its subsidiaries;

“H Share Specific Mandate”	as described in section 2.2 of this circular;

“H Share Subscription Agreement”
means in relation to the H Share Specific Mandate, the subscription agreement entered into between CES Global and the Company on 10 July 2009, under which, CES Global agrees to subscribe for, and the Company agrees to issue, not more than 490,000,000 new H Shares at the subscription price of not less than HK$1.40 per share;

“H Shareholders Class Meeting”	means the shareholders’ meeting to be convened for the holders of H Shares on Monday, 7 September 2009, or any adjournment thereof, to consider, and if thought fit, approve the Subscriptions;

DEFINITIONS

“H Shares”
means the ordinary shares issued by the Company, with a RMB denominated par value of RMB1.00 each, which are subscribed for and paid up in a currency other than RMB and are listed on the Stock Exchange;

“HK$”	means Hong Kong dollars, the lawful currency of Hong Kong;

“Hong Kong”	means the Hong Kong Special Administrative Region of the PRC;

“Independent Board Committee”
means the independent board committee of the Company formed to advise the Independent Shareholders in relation to the terms of the A Share Subscription Agreement and the H Share Subscription Agreement;

“Independent Shareholders”	means the shareholders of the Company, other than CEA Holding, CES Global and their respective associates;

“ING”
means ING Bank N.V., the independent financial adviser to the Independent Board Committee and the Independent Shareholders and a registered institution under the SFO, registered to conduct Type 1 (dealing in securities), Type 4 (advising on securities) and Type 6 (advising on corporate finance) regulated activities;

“Latest Practicable Date”	means 21 July 2009, being the latest practicable date for ascertaining certain information referred to in this circular prior to the printing of this circular;

“Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“PRC” or “China”	means the People’s Republic of China;

“Price Fixing Period”	means the 20 trading days ending on and including 5 June 2009;

“RMB”	means Renminbi, the lawful currency of the PRC;

“SFO”	means the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);

DEFINITIONS

“Shareholders”	means the shareholders of the Company;

“Shares”	means A Shares and H Shares;

“Specific Mandates”	means the A Share Specific Mandate and the H Share Specific Mandate;

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited;

“Subscriptions”	means the subscriptions of new A Shares and new H Shares pursuant to the Specific Mandates;

“substantial shareholder”	has the meaning ascribed thereto under the Listing Rules;

“trading day”
with respect to A shares, means a day on which the Shanghai Stock Exchange is open for dealing or trading in securities; and with respect to H shares, means a day on which the Stock Exchange is open for dealing or trading in securities; and

“%”	per cent.

In this circular: (i) all figures have been rounded to the nearest two decimal places; (ii) for illustration purpose, an exchange rate of HK$1.00 to RMB0.88 has been applied; and (iii) for the avoidance of doubt, references to “not less than” a figure and “not more than” a figure shall include the figure mentioned.

LETTER FROM THE BOARD

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 670)

Directors:		Legal address:
Liu Shaoyong	(Chairman)	66 Airport Street
Li Jun	(Vice Chairman)	Pudong International Airport
Ma Xulun	(Director, President)	Shanghai
Luo Chaogeng	(Director)	PRC
Luo Zhuping	(Director, Company Secretary)
Head office:
Independent non-executive Directors:		2550 Hongqiao Road
Hu Honggao		Shanghai
Wu Baiwang		PRC
Zhou Ruijin
Xie Rong		Principal place of business
Sandy Ke-Yaw Liu		in Hong Kong:
Unit B, 31/F
United Centre
95 Queensway
Hong Kong

Hong Kong share registrar and
transfer office:
Hong Kong Registrars Limited
Rooms 1712-1716, 17th Floor
Hopewell Centre
183 Wanchai Queen’s Road East
Hong Kong

24 July 2009

To the Shareholders

Dear Sir or Madam,

SPECIFIC MANDATES IN RELATION TO
ISSUANCE OF NEW A SHARES AND NEW H SHARES

1.	INTRODUCTION

Reference is made to the announcement of the Company dated 10 July 2009 (the “Announcement”) in relation to, among other things, the granting of the Specific Mandates to the Board to issue new A Shares and new H Shares.

LETTER FROM THE BOARD

In relation to and as part of the transactions contemplated under the A Share Specific Mandate, on 10 July 2009, CEA Holding entered into the A Share Subscription Agreement with the Company, pursuant to which, CEA Holding will subscribe in cash for not more than 490,000,000 new A Shares at the subscription price of not less than RMB4.75 per A Share.

In relation to and as part of the transactions contemplated under the H Share Specific Mandate, on 10 July 2009, CES Global entered into the H Share Subscription Agreement with the Company, pursuant to which, CES Global will subscribe in cash for not more than 490,000,000 new H Shares at the subscription price of not less than HK$1.40 per H Share.

Since CEA Holding is the controlling shareholder of the Company, and hence a connected person of the Company, the issue of new A Shares to CEA Holding pursuant to the A Share Subscription Agreement constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules and is subject to reporting, announcement and the Independent Shareholders’ approval requirements under that chapter. Further, since CES Global is a substantial shareholder of the Company and an indirectly wholly owned subsidiary of CEA Holding, and hence a connected person of the Company, the issue of new H Shares to CES Global pursuant to the H Share Subscription Agreement constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules and is subject to reporting, announcement and the Independent Shareholders’ approval requirements under that chapter.

The purposes of this circular are, among other things:

(1)	to provide you with further information in relation to the Subscriptions;

(2)
to set out the letter of advice from ING to the Independent Board Committee and the Independent Shareholders, as well as the recommendations of the Independent Board Committee in relation to the terms of the A Share Subscription Agreement and the H Share Subscription Agreement (being connected transactions of the Company); and

(3)	to give you notices of the EGM and (where applicable) the H Shareholders Class Meeting to consider and, if thought fit, to approve resolutions in relation to, among other things, the Subscriptions.

LETTER FROM THE BOARD

2.	SPECIFIC MANDATES IN RELATION TO ISSUANCE OF NEW A SHARES AND NEW H SHARES

2.1	The A Share Specific Mandate

On 10 July 2009, the Board resolved to convene an extraordinary shareholders’ meeting and the class meetings of the holders of A Shares and H Shares respectively for the grant of specific mandates to the Board to issue new A Shares to not more than 10 specific investors (subject to the maximum number of specific investors as permitted by PRC laws and regulations at the time of the issuance) including CEA Holding (the “A Share Specific Mandate”) and issue new H Shares to CES Global (the “H Share Specific Mandate”). It is currently expected that for the purpose of the A Share Specific Mandate, the specific investors yet to be identified (in addition to CEA Holding) are PRC State-controlled entities and are independent of the Company within the meaning of the Listing Rules.

The terms of the A Share Specific Mandate are set out below:

(1)	the Board is granted, during the Relevant Period (as defined hereafter), an unconditional specific mandate:

(A)
to issue not more than 1,350,000,000 new A Shares (representing not more than 17.44 % of the issued share capital of the Company as at the Latest Practicable Date), by way of non-public offering, to not more than 10 specific investors (subject to the maximum number of specific investors as permitted by PRC laws and regulations at the time of the issuance) including CEA Holding, and to determine the exact number of new A Shares to be issued and the price of the new A Shares which, subject to the results of the price sounding-out process as required by CSRC, shall not be less than 90% of the average trading price for the A Shares during the Price Fixing Period (i.e., RMB4.75 per A Share); the maximum number of new A Shares to be issued and the minimum subscription price of the new A Shares will be adjusted if there is any ex-rights or ex-dividend arrangement after the date of the Announcement (i.e., 10 July 2009); and for the avoidance of doubt, if for any reason the intended issue of new A Shares to CEA Holding does not proceed to completion, a substituting investor may be invited to participate in the issue of new A Shares and the maximum number of investors will remain 10 (subject to the maximum number as permitted by PRC laws and regulations at the time of the issuance);

LETTER FROM THE BOARD

(B)
to do or cause to be done all acts, matters or things and to sign and deliver or cause to be signed or delivered all agreements, deeds, documents, instruments, forms and certificates as it considers necessary, desirable or appropriate in order to effectuate, carry out and consummate, or relating to, the transactions contemplated under the A Share Specific Mandate, and to otherwise perform or give effect to the transactions and obligations contemplated by and under the A Share Specific Mandate and the compliance by the Company with the Company’s obligations and covenants agreed therein;

and for the purposes of this A Share Specific Mandate:

“Relevant Period” means the period from the passing of the special resolution granting this A Share Specific Mandate at the shareholders’ general meeting and the respective class meetings until the earlier of:

(A)	the expiration of the 12-month period following the passing of the special resolution; or

(B)	the date on which the A Share Specific Mandate is revoked or varied by a special resolution of the Shareholders in a shareholders’ general meeting and respective class meetings.

(2)
contingent on the Board resolving to issue the new A Shares pursuant to paragraph (1) above, the Board is authorized to make such appropriate and necessary amendments to the Articles of Association as they think fit to reflect such increases in the registered capital of the Company and to take any other action and complete any formality required to effect the issuance of new A Shares pursuant to paragraph (1) above and the increase in the registered capital of the Company.

2.2	The H Share Specific Mandate

The terms of the H Share Specific Mandate are set out below:

(1)	the Board is granted, during the Relevant Period, an unconditional specific mandate:

(A)
to issue not more than 490,000,000 new H Shares (representing not more than 6.33 % of the issued share capital of the Company as at the Latest Practicable Date), by way of non-public offering, to CES Global, and to determine the exact number of new H Shares to be issued and the price of the new H Shares which, in any event, shall not be less than 90% of the average trading price for the H Shares during the Price Fixing Period (i.e., HK$1.40 per H Share); the maximum number of new H Shares to be issued and the minimum subscription price of the new H Shares will be adjusted if there is any ex-rights or ex-dividend arrangement after the date of the Announcement (i.e., 10 July 2009);

LETTER FROM THE BOARD

(B)
to do or cause to be done all acts, matters or things and to sign and deliver or cause to be signed or delivered all agreements, deeds, documents, instruments, forms and certificates as it considers necessary, desirable or appropriate in order to effectuate, carry out and consummate, or relating to, the transactions contemplated under the H Share Specific Mandate, and to otherwise perform or give effect to the transactions and obligations contemplated by and under the H Share Specific Mandate and the compliance by the Company with the Company’s obligations and covenants agreed therein;

and for the purposes of this H Share Specific Mandate:

“Relevant Period” means the period from the passing of the special resolution granting this H Share Specific Mandate at the shareholders’ general meeting and the respective class meetings until the earlier of:

(A)	the expiration of the 12-month period following the passing of the special resolution; or

(B)	the date on which the H Share Specific Mandate is revoked or varied by a special resolution of the Shareholders in a shareholders’ general meeting and respective class meetings.

(2)
contingent on the Board resolving to issue the new H Shares pursuant to paragraph (1) above, the Board is authorized to make such appropriate and necessary amendments to the Articles of Association as they think fit to reflect such increases in the registered capital of the Company and to take any other action and complete any formality required to effect the issuance of new H Shares pursuant to paragraph (1) above and the increase in the registered capital of the Company.

LETTER FROM THE BOARD

2.3	Lock-up arrangement

Pursuant to the relevant rules of CSRC, the new A Shares to be subscribed for by CEA Holding shall not be disposed of within 36 months from the date of the issuance of such new A Shares, and the new A Shares to be subscribed for by the other specific investors shall not be disposed of within 12 months from the date of the issuance of the respective new A Shares.

Subject to the requirements by applicable laws and regulations and regulatory authorities such as CSRC, there is currently no lock-up arrangement in relation to the new H Shares to be subscribed for by CES Global.

2.4	The Subscription Agreements

In relation to and as part of the transactions contemplated under the A Share Specific Mandate, on 10 July 2009, CEA Holding entered into the A Share Subscription Agreement with the Company, pursuant to which, CEA Holding will subscribe in cash for not more than 490,000,000 new A Shares at the subscription price of not less than RMB4.75 per A Share.

In relation to and as part of the transactions contemplated under the H Share Specific Mandate, on 10 July 2009, CES Global entered into the H Share Subscription Agreement with the Company, pursuant to which, CES Global will subscribe in cash for not more than 490,000,000 new H Shares at the subscription price of not less than HK$1.40 per H Share.

The terms and conditions of the A Share Subscription Agreement and the H Share Subscription Agreement are agreed after arm’s length negotiations between the parties. The Board believes that the terms and conditions of thereunder are fair and reasonable and in the interests of the Shareholders as a whole.

(A)	The A Share Subscription Agreement

Parties

(1)	The Company as the issuer; and

(2)	CEA Holding as the subscriber.

LETTER FROM THE BOARD

Number of new A Shares subscribed for

In relation to and as part of the transactions contemplated under the A Share Specific Mandate as set out in section 2.1 above, CEA Holding will subscribe for not more than 490,000,000 new A Shares. Such new A Shares represent approximately 6.33% of the existing issued share capital of the Company as at the Latest Practicable Date.

Subscription price

Subject to the results of the price sounding-out process as required by CSRC, the subscription price shall be not less than RMB4.75 per A Share. The subscription price will, pursuant to the terms of the A Share Subscription Agreement, be payable in cash to the special savings account as designated by the Company within 5 Business Days after the A Share Subscription Agreement has come into effect, or such other date as the parties may agree.

The minimum subscription price for such A Share subscription was agreed after arm’s length negotiations between the parties by reference to the average trading price of A Shares during the Price Fixing Period, which represents 90% to such average trading price of A Shares as required by the applicable rules and regulations in the PRC. Such minimum subscription price also represents a discount of approximately 10.71% as compared to the average closing price of RMB5.32 per A Share for the last 5 consecutive trading days immediately prior to the suspension of trading of A Share on 5 June 2009.

The Board considers such minimum subscription price fair and reasonable and in the interests of the Shareholders as a whole.

Commencement and termination of the A Share Subscription Agreement

The A Share Subscription Agreement will take effect upon the happening of the followings:

(1)
obtaining the approvals by the Shareholders by way of special resolutions at a general meeting and class meetings for the issue of new A Shares to CEA Holding and issue of new H Shares to CES Global and for making consequential amendments to the Articles of Association;

(2)
in accordance with the 《上市公司收購管理辦法》 (Administrative Measures in relation to the Acquisition of the Listed Companies) or related regulations, obtaining the waiver by the Shareholders at a general meeting in relation to the requirement of a general offer by CEA Holding;

LETTER FROM THE BOARD

(3)	obtaining the waiver from CSRC on the requirement of a general offer by CEA Holding in relation to the issuance of new A Shares and new H Shares respectively (if applicable); and

(4)	obtaining the respective approval from CSRC in relation to the issue of new A Shares to CEA Holding and the issue of new H Shares to CES Global.

The A Share Subscription Agreement shall automatically be terminated upon the happening of the followings:

(1)	if any of the above conditions has not been satisfied within 12 months from the signing of the A Share Subscription Agreement; or

(2)
CSRC has, either orally or in writing, replied that it will not grant the approval to the Company for the issuance of new A Shares under the A Share Subscription Agreement or the issuance of new H Shares under the H Share Subscription Agreement.

(B)	The H Share Subscription Agreement

Parties

(1)	The Company as the issuer; and

(2)	CES Global as the subscriber.

Number of new H Shares subscribed for

In relation to the H Share Specific Mandate as set out in section 2.2 above, CES Global will subscribe for not more than 490,000,000 new H Shares. Such new H Shares represent approximately 6.33% of the existing issued share capital of the Company as at the Latest Practicable Date.

Application will be made by the Company to the Stock Exchange for the granting of the listing of, and permission to deal in, all the H Shares issued pursuant to the H Share Subscription Agreement.

Subscription price

The subscription price shall be not less than HK$1.40 per H Share. The subscription price will be payable in cash to the account of the Company (which shall be designated in writing by the Company at least 5 Business Days prior to the date of payment) within 5 Business Days after the H Share Subscription Agreement has come into effect, or such other date as the parties may agree.

LETTER FROM THE BOARD

The minimum subscription price for such H Share subscription was agreed after arm’s length negotiations between the parties by reference to the average trading price of H Shares during the Price Fixing Period, which represents 90% to such average trading price of H Shares. Such minimum subscription price also represents a discount of approximately 20.45% as compared to the average closing price of HK$1.76 per H Share for the last 5 consecutive trading days immediately prior to the suspension of trading of H Share on 5 June 2009.

The Board considers such minimum subscription price fair and reasonable and in the interests of the Shareholders as a whole.

Commencement and termination of the H Share Subscription Agreement

The H Share Subscription Agreement will take effect upon the happening of the followings:

(1)
obtaining the approvals by the Shareholders by way of special resolutions at a general meeting and class meetings for the issue of new H Shares to CES Global and issue of new A Shares to CEA Holding and for making consequential amendments to the Articles of Association;

(2)
in accordance with the《上市公司收購管理辦法》(Administrative Measures in relation to the Acquisition of the Listed Companies) or related regulations, obtaining the waiver by the Shareholders at a general meeting in relation to the requirement of a general offer by CEA Holding;

(3)	obtaining the waiver from CSRC on the requirement of a general offer by CEA Holding in relation to the issuance of new A Shares and new H Shares respectively (if applicable); and

(4)	obtaining the respective approval from CSRC in relation to the issue of new A Shares to CEA Holding and the issue of new H Shares to CES Global.

The H Share Subscription Agreement shall automatically be terminated upon the happening of the followings:

(1)	if the above conditions have not been satisfied within 12 months from the signing of the H Share Subscription Agreement; or

(2)
CSRC has, either orally or in writing, replied that it will not grant the approval to the Company for the issuance of new A Shares pursuant to the A Share Subscription Agreement or the issuance of new H Shares pursuant to the H Share Subscription Agreement.

LETTER FROM THE BOARD

2.5	Subscriptions pursuant to the Specific Mandates

Subscription of new A Shares by CEA Holding pursuant to the A Share Specific Mandate and subscription of new H Shares by CES Global pursuant to the H Share Specific Mandate are inter-conditional. If either of the subscription of new A Shares by CEA Holding pursuant to the A Share Specific Mandate and the subscription of new H Shares by CES Global pursuant to the H Share Specific Mandate is not approved by the Shareholders or for other reasons does not proceed to completion, the other will not proceed to completion. However, subscription of new A Shares by each of the other 9 specific investors pursuant to the A Share Specific Mandate is not inter-conditional with the subscription of new A Shares by CEA Holding pursuant to the A Share Specific Mandate or with the subscription of new H Shares by CES Global pursuant to the H Share Specific Mandate. Likewise, subscriptions of new A Shares by each of the 9 specific investors is not inter-conditional with subscription of new A Shares by each of the other 8 specific investors. And in the case where the subscription of new A Shares by CEA Holding does not proceed to complete and a substituting investor is invited to participate in the subscription of new A Shares, subscription of new A Shares by each of the 10 specific investors is not inter-conditional with subscription of new A Shares by each of the other 9 specific investors.

As time will be required for the Board to implement the transactions contemplated under the Subscriptions pursuant to the Specific Mandates, for example, to identify the specific investors, to negotiate with each of them the terms of the subscription and to fulfill certain PRC legal requirements, the Board believes it is reasonable to have the Specific Mandates valid for a 12-month period.

Further announcement(s) will be made by the Company when the other 9 specific investors are identified.

The minimum subscription prices for the subscriptions of new A Shares and new H Shares pursuant to the Specific Mandates are determined by reference to the respective trading prices of A Shares and H Shares. Since the trading price of A Shares is different from the trading price of H Shares, it is reasonable that the minimum subscription prices for the subscriptions of new A Shares and new H Shares pursuant to the Specific Mandates are different.

CES Global is an indirect wholly owned subsidiary of CEA Holding, and it is logical from CEA Holding’s stand-point for the subscription of new A Shares (by CEA Holding) and new H Shares (by CES Global) to operate as a package transaction. Such subscriptions are therefore inter-conditional. However, as each of the other specific investors is distinct from the other investors, each of their respective subscriptions and the subscriptions by CEA Holding and CES Global are independent and not inter-conditional.

LETTER FROM THE BOARD

2.6	Ranking of new A Shares and new H Shares to be issued

The new A Shares to be issued pursuant to the A Share Subscription Agreement and the new H Shares to be issued pursuant to the H Share Subscription Agreement will rank, upon issue, pari passu in all respects with the A Shares and H Shares in issue at the time of issue and allotment of such new A Shares and new H Shares.

2.7	Information about the parties

CEA Holding is a state-owned enterprise established in the PRC. The principal activities of CEA Holding are investment holding.

CES Global is a company incorporated in Hong Kong, and an indirectly wholly owned subsidiary of CEA Holding. Its principal activities are selling of air tickets and investment holding.

The Company is an international airline company incorporated in the PRC whose H Shares, A Shares and American depository shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively.

2.8	Shareholding structure of the Company

As at the Latest Practicable Date, the shareholding structure of the Company is as follows:

Note: –  The percentages shown are rounded to the nearest 2 decimal places.

LETTER FROM THE BOARD

Immediately after the completion of the Subscriptions (assuming that no other Shares has been issued after the Latest Practicable Date until the completion of the Subscriptions), it is anticipated that the shareholding structure of the Company will be as follows:

Notes:	–	The percentages shown are rounded to the nearest 2 decimal places.
–	The percentages shown are based on the currently anticipated scale of the Subscriptions and assumed full implementation of such scale.
–
If and when the public float of the Company falls below 25% of the Company’s issued share capital as a result of the non-full implementation of the currently anticipated scale of the Subscriptions, the Company will take appropriate measures and steps to ensure restoration of the minimum public float.

2.9	Reasons for and benefit of the Subscriptions

The US subprime mortgage crisis since 2008 has resulted in continuous fluctuations in global financial markets, which in turn affected the economy and prompted an immediate threat of a global recession. The domestic economy has experienced a slowdown due to the impact of global economic slowdown. The civil aviation industry is highly sensitive to the economic cycle. In 2008, the civil aviation industry is in a difficult operating condition as a result of the  economic slowdown. It is estimated that according to the unaudited financial figures of the Company as of 31 March 2009 that even with the capital injection into the Company in June 2009 in the amount of approximately RMB 7 billion, the liabilities to assets ratio of the Company still remains at a very high level, and the net assets of the Company is still negative. As a result, the Company’s operating and financial condition is under enormous pressure.

The Company has considered various ways to raise funds and concluded that raising funds through the Subscriptions is on balance the most effective way to satisfy the Company’s acute need for funding. The Company believes the Subscriptions will provide additional funds and further improve the financial position of the Company, especially when the Company’s operating and financial condition is under enormous pressure. In the long term, the Subscriptions will enhance the Company’s competitiveness and help to improve its operational position.

LETTER FROM THE BOARD

2.10	Recent Fund Raising Activities and Use of Proceeds

CEA Holding, as controlling shareholder of the Company, together with its indirect wholly owned subsidiary CES Global, are a relatively more certain source of fund provider. Within the 12-month period immediately prior to the Latest Practicable Date, the Company has issued new A Shares and new H Shares to CEA Holding and CES Global (which were completed on 2 July 2009 and 26 June 2009 respectively). The total proceeds of those subscriptions were approximately RMB 7 billion, which are intended to be used as working capital of the Company as previously disclosed. In accordance with the use intended, approximately RMB 5.50 billion of such total proceeds has been used to repay a short-term loan obtained from CEA Holding (which short-term loan was provided by CEA Holding to the Company in January 2009 to help the Company meet its working capital needs). The remaining amount of such total proceeds has not yet been utilized as of 30 June 2009 and such amount will in due course be used as working capital of the Company as previously disclosed.

Assuming the respective parties will subscribe for the maximum number of new A Shares and new H Shares at the respective minimum subscription prices pursuant to the Specific Mandates, the total proceeds of the Subscriptions will be approximately RMB 7.02 billion. After deduction of relevant expenses for the Subscriptions, the total proceeds of the Subscriptions are intended to be used as working capital of the Company.

2.11	Financial Impact of the Subscriptions

The Subscriptions will create the following financial impact to the Company:

(1)	Lower the Company’s liability to assets ratio and strengthen its financial stability

Assuming the total proceeds raised from the Subscriptions would be approximately RMB 7.02 billion, as projected based on the financial information of the Company as of 31 March 2009, it is estimated that: (i) the interest attributable to the equity holders of the Company would amounted to RMB 2.47 billion; and (ii) the liability to assets ratio will reduce to 96.5%. Accordingly, the Subscriptions will strengthen the Company’s financial stability and risk-resistance capability and provide security to its continuous development in the future.

LETTER FROM THE BOARD

(2)	Replenish the working capital of the Company and reduce its liquidity pressure

In order to maintain the normal operations of the Company, the Company requires a large amount of working capital to settle its operating expenses in cash. Such substantial expenses include aviation fuel costs, landing fees, airway fees and expense on the purchase of aircraft spare parts and aircraft maintenance, etc. The proceeds from the Subscriptions will be applied as replenishment of working capital, and to a certain extent, reduce the liquidity pressure of the Company.

(3)	Reduce expenses on finance costs of the Company and improve its profitability

Large amount of working capital is commonly required by the operators of the air transportation industry in order to maintain their normal operations. If such working capital is insufficient to settle the operating expenses, short-term borrowings will be obtained in order to settle such operating expenses.

All the proceeds from the Subscriptions will be used to supplement the working capital of the Company, which represents a reduction in the requirement of short-term debt financing in the same amount, thereby reducing finance costs of the Company. Based on an interest rate of 5.31% for one-year short-term borrowings and assuming that the total proceeds from the Subscriptions would approximately be RMB 7.02 billion, the annual finance costs will decrease by RMB 370 million. This will positively contribute to the improvement of the operating results of the Company.

Overall, by way of the Subscriptions, the Company will be able to further lower its liability to assets ratio, replenish its working capital, enhance its risk-resistance capability and improve its profitability. A solid foundation can thus be laid for sounded operations and continuous development of the Company.

2.12	Implications under the Listing Rules relating to the Subscriptions

As at the Latest Practicable Date, CEA Holding directly holds 4,341,375,000 shares of A Shares in the Company, representing 56.08% of the existing issued share capital of the Company. As at the Latest Practicable Date, CES Global holds 1,437,375,000 shares of H Shares in the Company, representing 18.57% of the existing issued share capital of the Company. CES Global is an indirectly wholly owned subsidiary of CEA Holding. CEA Holding, by itself and through CES Global, owns in aggregate 74.64% of the existing issued share capital of the Company.

LETTER FROM THE BOARD

Since CEA Holding is the controlling shareholder of the Company, and hence a connected person of the Company, the issue of new A Shares to CEA Holding pursuant to the A Share Subscription Agreement constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules and is subject to reporting, announcement and the Independent Shareholders’ approval requirements under that chapter. Further, since CES Global is a substantial shareholder of the Company and an indirectly wholly owned subsidiary of CEA Holding, and hence a connected person of the Company, the issue of new H Shares to CES Global pursuant to the H Share Subscription Agreement constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules and is subject to reporting, announcement and the Independent Shareholders’ approval requirements under that chapter. Thus, an Independent Board Committee comprising the independent non-executive Directors of the Company has been formed to advise the Independent Shareholders on the terms of the A Share Subscription Agreement and the H Share Subscription Agreement. ING, an independent financial adviser has been appointed to advise the Independent Board Committee and the Independent Shareholders on the same in accordance with the Listing Rules.

Meanwhile, the issue of new A Shares and new H Shares pursuant to the Specific Mandates will constitute a variation of class rights of the holders of A Shares and the holders of H Shares under the Articles of Association. Pursuant to the Articles of Association and Rule 19A.38 of the Listing Rules, the issue of such new A Shares and new H Shares is required to be approved by the Shareholders by way of special resolutions at a general meeting and separate class meetings.

Voting on the general meeting and class meetings will be taken by way of poll. CEA Holding, CES Global and their respective associates will abstain from voting at the general meeting and the class meetings of holders of A Shares and H Shares convened for the purpose of approving the granting of the Specific Mandates.

3.	EGM AND CLASS MEETINGS

The Company will convene the EGM and class meetings for the Shareholders to consider and, if thought fit, to approve, among other things, the Subscriptions. Details of the EGM and the H Shareholders Class Meeting and resolutions to be considered in these meetings are set out in the “Notice of EGM” and “Notice of H Shareholders Class Meeting” of this circular.

Persons who hold H Shares and are registered as holders of H Shares on the register of members maintained by Hong Kong Registrars Limited, at the close of business on Friday, 7 August 2009 will be entitled to attend the EGM and the H Shareholders Class Meeting upon completion of the necessary registration procedures.

LETTER FROM THE BOARD

Book closure

Holders of H Shares whose names appear on the register of members of the Company at the close of business on Friday, 7 August 2009 will be entitled to attend the EGM and the H Shareholders Class Meeting upon completion of the necessary registration procedures. The H Shares register of members will be closed from Saturday, 8 August 2009 to Monday, 7 September 2009, both days inclusive, during which period no transfer of H Shares will be effected. Where applicable, holders of the H Shares intending to attend the EGM and the H Shareholders Class Meeting are therefore required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to the Company’s H share registrar, Hong Kong Registrars Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, by 4:00 p.m. on Friday, 7 August 2009.

Proxy forms and attendance slips

Whether or not you intend to attend the EGM or the class meetings, you are requested to complete and return the relevant proxy form(s) in accordance with the instructions thereon. The proxy form should be returned as soon as possible and in any event not later than 24 hours before the time appointed for holding such meeting or any adjournment thereof. Completion and return of the proxy form will not preclude you from attending and voting at the relevant meetings should you so wish.

If you are eligible and intend to attend the respective meetings, you are required to complete and return the relevant attendance slip(s) to in accordance with the instructions thereon. The attendance slip should be returned as soon as possible and in any event not later than 20 days before the date appointed for holding such meeting or any adjournment thereof.

4.	RECOMMENDATION OF THE BOARD

The Directors believe that the Subscriptions (including, the terms of the A Share Subscription Agreement and the H Share Subscription Agreement) are on normal commercial terms and are fair and reasonable and in the interests of the Group and the Independent Shareholders as a whole. Accordingly, the Directors recommend the Shareholders to vote in favour of the resolutions to be proposed at the EGM and the relevant class meetings.

LETTER FROM THE BOARD

As mentioned above, ING has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the terms of the A Share Subscription Agreement and the H Share Subscription Agreement for the purposes of Chapter 14A of the Listing Rules.

Having taken into account the advice of ING, the Independent Board Committee considers that the terms of the A Share Subscription Agreement and the H Share Subscription Agreement are on normal commercial terms, fair and reasonable and in the interests of the Group and the Shareholders as a whole. Accordingly, the Independent Board Committee recommends the Independent Shareholders to vote in favour of the resolutions to be proposed at the EGM in relation to the A Share Subscription Agreement and the H Share Subscription Agreement accordingly.

5.	ADDITIONAL INFORMATION

Your attention is also drawn to the letter from the Independent Board Committee set out on pages 22 to 23 of this circular, the letter from ING set out on pages 24 to 44 of this circular and the additional information set out in the appendix to this circular.

By order of the Board
中國東方航空股份有限公司
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 670)

24 July 2009

To the Independent Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTIONS
SUBSCRIPTIONS OF
NEW A SHARE AND NEW H SHARES UNDER SPECIFIC
MANDATES BY CHINA EASTERN AIR HOLDING COMPANY AND
CES GLOBAL HOLDINGS (HONG KONG) LIMITED

We refer to the circular dated 24 July 2009 (the “Circular”) issued by the Company to its shareholders of which this letter forms part of. Unless otherwise specified, terms defined in the Circular shall have the same meanings in this letter.

We have been appointed as members of the Independent Board Committee, which has been established to advise you as to the fairness and reasonableness of the terms of the A Share Subscription Agreement and the H Share Subscription Agreement, details of which are set out in the letter from the Board contained in the Circular. None of us has any material interest in relation to the A Share Subscription Agreement and the H Share Subscription Agreement.

Since CEA Holding is the controlling shareholder, and hence a connected person, of the Company, subscription of new A Shares by CEA Holding pursuant to the A Share Subscription Agreement constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules and is subject to approval by the Independent Shareholders at the EGM and the relevant class meetings.

Further, since CES Global is a substantial shareholder of the Company and an indirectly wholly owned subsidiary of CEA Holding, and hence a connected person of the Company, the issue of new H Shares to CES Global pursuant to the H Share Subscription Agreement constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules and is subject to approval by the Independent Shareholders at the EGM and the relevant class meetings.

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

ING has been appointed as the independent financial adviser to advise us and the Independent Shareholders on the fairness and reasonableness of the terms of the A Share Subscription Agreement and the H Share Subscription Agreement. We wish to draw your attention to the opinion letter from ING set out on pages 24 to 44 of the Circular.

Having considered the advice given by ING and the principal factors and reasons taken into consideration by it in arriving at its advice, we are of the view that the terms of the A Share Subscription Agreement and the H Share Subscription Agreement are fair and reasonable and are in the interests of the Group and the Shareholders as a whole. Accordingly, we recommend the Independent Shareholders to vote in favour of the resolutions to be proposed at the EGM in relation to the A Share Subscription Agreement and the H Share Subscription Agreement accordingly.

Yours faithfully,
Independent Board Committee
Hu Honggao
Wu Baiwang
Zhou Ruijin
Xie Rong
Sandy Ke-Yaw Liu

LETTER FROM ING

The following is the text of the letter of advice dated 24 July 2009 from ING to the Independent Board Committee and the Independent Shareholders in respect of the terms of the A Share Subscription Agreement and the H Share Subscription Agreement prepared for the purposes of Chapter 14A of the Listing Rules and for incorporation into this circular:

39/F One International Finance Centre
1 Harbour View Street, Central,
Hong Kong

24 July, 2009

To the Independent Board Committee and Independent Shareholders
of China Eastern Airlines Corporation Limited

Dear Sirs,

CONNECTED TRANSACTIONS
SUBSCRIPTIONS OF NEW A SHARES AND NEW H SHARES
UNDER SPECIFIC MANDATES
BY
CHINA EASTERN AIR HOLDING COMPANY
AND
CES GLOBAL HOLDINGS (HONG KONG) LIMITED

INTRODUCTION

We refer to our appointment as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the proposed A Share subscription (the “A Share Subscription”) by the Company’s existing controlling shareholder CEA Holding and the proposed H Share subscription (the “H Share Subscription”) by CES Global (an indirectly wholly-owned subsidiary of CEA Holding) (the “Transactions” or the “Connected Subscriptions”). The details of the Transactions are set out in the circular of the Company dated 24 July, 2009 (the “Circular”), of which this letter forms part.

This letter sets out our evaluation of the Transactions and our recommendation in relation thereon to the Independent Board Committee and the Independent Shareholders, and is prepared for inclusion in the Circular. Unless otherwise defined, all terms defined in the Circular shall have the same meanings herein.

LETTER FROM ING

CEA Holding is the controlling shareholder of the Company, holding 56.1% of the total issued share capital of the Company. CES Global is an indirectly wholly owned subsidiary of CEA Holding, holding 18.6% of the total issued share capital of the Company. Accordingly, both CEA Holding and CES Global are connected persons of the Company and the Transactions constitute non-exempt connected transactions for the Company, and are subject to the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

The Company will convene the EGM for the shareholders to consider and if deemed fit, approve the resolutions in respect of the Transactions. Any vote of the Independent Shareholders at the EGM and separate class meeting shall be taken by a poll. In accordance with the Listing Rules, CEA Holdings and its associates (as defined in the Listing Rules) will abstain from voting on the resolutions in respect of the Transactions at the EGM.

ING is independent from, and not connected with, the Company or any of its substantial shareholders, promoters, directors, or chief executive, or any of their respective associates, and is accordingly considered qualified to give independent advice to the Independent Board Committee and the Independent Shareholders.

We were neither a party to the negotiations entered into by the Company in relation to the Transactions, nor were we involved in the deliberations leading up to the decision of the Directors to enter into the Transactions. We do not, by this letter, warrant the merits of the Transactions, other than to form an opinion, for the purpose of Chapter 14A of the Listing Rules, on whether the terms of the Transactions are fair and reasonable and that the entering into of the Transactions is in the ordinary and usual course of business, on normal commercial terms, and in the interests of the Company and its Shareholders as a whole.

BASIS OF ADVICE

In formulating our opinion and recommendation with regards to the Transactions, we have reviewed, among others, the Circular, the agreements relating to the Transactions and historical financial statements of the Company. We have considered information, statements, opinions and representations, given in writing and orally, by the management of the Company (the “Management”). We also reviewed research studies, market data and publicly available information as we deemed necessary. We have relied, without assuming any responsibility for independent verification, on the information and the facts about the Transactions and the Company as supplied by the Management, as well as research studies, market data and publicly available information. We have assumed that all statements, information, opinions and representations made to us or contained or referred to in the Circular provided by the Company are true, accurate, and complete in all material respects at the time they were made and continue to be so as at the date hereof and that we have relied on the same.

LETTER FROM ING

We have been advised by the Management that all material relevant information has been supplied to us and believe that no material facts have been withheld or omitted from the information provided and referred to in the Circular. We have assumed that all statements of belief, opinion and intention made by the Management as set forth in the Circular were reasonably made after due and careful enquiries and that there are no other facts or representations, the omission of which would make any statement, information, opinion or representation in the Circular, including this letter, misleading in any material respects.

We consider that we have reviewed sufficient information currently available to reach an informed view and to justify our reliance on the accuracy of the information contained in the Circular and to provide a reasonable basis for our opinion and recommendation. We are not aware of, and have no reason to suspect that, any facts or circumstances, which would render the information provided or the representations made to us untrue, inaccurate or misleading in any material respects, nor do we suspect that any material facts have been omitted or withheld from the information supplied in the Circular. We have not, however, carried out any independent verification of the information provided to us by the Management, or conducted any form of investigation into the businesses and affairs of the Company, CEA Holding, CES Global and their respective associates.

Our opinion is necessarily based upon the financial, economic, market, regulatory, legal and other conditions as they exist on, and the facts, information and opinions made available to us as of the date of this letter. We disclaim any undertaking or obligation to advise any person of any change or subsequent development in any fact or matter affecting the opinions expressed herein which may come or be brought to our attention after the date hereof and we do not have any obligation to update, revise, or reaffirm this letter.

PRINCIPAL FACTORS AND REASONS CONSIDERED

1.	Background

The Company is an international airline company incorporated in the PRC whose H Shares, A Shares and American depository shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively.

As stated in the “Letter From the Board” and the annual report for the year ended 31 December 2008 of the Company, the Company encountered substantial difficulties from a financial perspective during recent years, with increasing severity of the global financial crisis, a series of domestic natural disasters and unexpected incidents, rapid decline in demand on the transportation market and overcapacity in the whole airline industry.

LETTER FROM ING

The Company reported a 0.39% decrease in domestic passenger traffic volume and a 1.70% decrease in the associated revenue in 2008. The decrease was mainly due to a series of catastrophic natural disasters and unexpected incidents, coupled with the increasing impact of the global financial crisis on the PRC economy, which resulted in a rapid decline in demand on the domestic air transportation market.

The Company reported a 16.38% decrease in international passenger traffic volume and a 10.15% decrease in the associated revenue in 2008. The decrease was mainly due to the decline in demand as a result of the global financial crisis, as a result of which the Group had to reduce the number of flights on long-distance routes to Europe and the United States as well as the Korean routes. The fluctuations of exchange rates also contributed to the deteriorating revenue.

The Company also reported a 7.42% decrease in cargo and mail traffic volume and a 2.32% decrease in the associated revenue in 2008. The decrease was mainly due to decreasing import and export trading demand that was largely caused by the global financial crisis, leading to a decline in traffic volume on principle routes, such as the United States and Europe routes, where the traffic volume decreased by 20% and 11%, respectively, compared to the same period in 2007.

The following sets out the audited consolidated financial results of the Company for each of the three years ended 31 December 2006, 2007 and 2008 (prepared in accordance with the International Financial Reporting Standards, or the “IFRS”)

LETTER FROM ING

Consolidated Income Statement Summary
(in RMB million except for per share data)

	For the year ended 31 December
	(audited)
	2006	2007	2008

Revenues	37,557	42,534	41,073
Other operating income and other gains	499	488	672
Total operating expenses	(40,795)	(42,894)	(56,828)

Operating (loss)/profit	(2,740)	128	(15,083)

Finance income	1,035	2,140	2,062
Finance costs	(1,766)	(1,979)	(2,328)
Share of results of associates	104	58	70
Share of results of jointly controlled entities	30	30	24

(Loss)/profit before income tax	(3,337)	378	(15,256)
Income tax	163	(24)	(74)

(Loss)/profit for the year/period	(3,174)	354	(15,330)
Attributable to:
Equity holders of the Company	(3,035)	379	(15,269)
Minority interests	(139)	(24)	(61)

	(3,174)	354	(15,330)

(Loss)/earning per share
attributable to the equity holders of the
Company during the year/period
– basic and diluted (RMB per share)	(0.62)	0.08	(3.14)

Note:	The financial figures set out above may have slight differences when adding up due to rounding.

Source:	Annual report of the Company for the fiscal year ended 31 December 2008 filed with Securities and Exchange Commission

As shown above, for the year ended 31 December 2008, the Company’s revenue decreased by 3.43%, primarily from the decline of demand for air travel and transportation and a decrease in the average daily aircraft utilization rate. The Company also suffered from a series of natural disasters and unexpected incidents, and overcapacity in the whole airline industry. As a result, the Company recorded a significant loss in the year.

LETTER FROM ING

For the three months ended 31 March 2009, according to the first quarter report that were prepared in accordance with the PRC Accounting Principles, the Company reported an operating loss of RMB850 million and a profit of RMB11.40 million. Non-operating income, primarily due to refund from and reduction of the civil aviation infrastructure levies and a reversal of fair value movement of fuel hedging, helped the Company record a net profit.

Consolidated Balance Sheet Summary
(in RMB million)
	As at 31 December
	(audited)
	2007	2008

Non-current assets
Property, plant and equipment	47,270	52,678
Advanced payments on acquisition of aircraft	6,696	6,414
Investments in associates	601	980
Investments in jointly controlled entities	337	362
Other non-current assets	3,045	2,217

	57,949	62,652

Current assets
Flight equipment spare parts	1,125	871
Trade receivables and notes receivable	2,096	1,147
Prepayments, deposits and other receivables	2,556	4,126
Cash and cash equivalents	1,655	3,451
Other current assets	2,360	805

	9,792	10,400
Current liabilities
Sales in advance of carriage	1,211	1,014
Trade payables and notes payable	3,138	5,145
Other payables and accrued expenses	9,591	12,147
Current portion of obligations under finance leases	2,545	1,917
Current portion of borrowings	18,495	26,513
Other current liabilities	910	7,122

	35,890	53,858

Net current liabilities	(26,098)	(43,458)

Total assets less current liabilities	31,851	19,194

LETTER FROM ING

	As at 31 December
	(audited)
	2007	2008

Non-current liabilities
Obligations under finance leases	13,907	18,892
Borrowings	11,369	8,588
Post-retirement benefit obligations	1,371	1,469
Other non-current liabilities	2,272	2,884

	28,919	31,833

Net assets	2,933	(12,640)

Equity

Capital and reserves attributable to the equity holders of the Company
Share capital	4,867	4,867
Reserves	(2,506)	(17,964)

	2,361	(13,097)

Minority interests	572	458

Total equity	2,933	(12,640)

Source:	Annual report of the Company for the fiscal year ended 31 December 2008 filed with Securities and Exchange Commission

Current ratio [1]	0.27	0.19
Quick ratio [2]	0.24	0.18
Gearing ratio [3]	0.68	0.77
Total liabilities / total assets	0.96	1.17

Notes: 1.	Current ratio = Total current assets / total current liabilities.
2.	Quick ratio = (Total current assets – inventory) / total current liabilities. Inventory is taken to be flight equipment spare parts.
3.	Gearing ratio = Total debt/total asset. Total debt is equal to the aggregate of current and non-current borrowings and obligations under finance leases.
4.	The financial figures set out above may have slight differences when adding up due to rounding.

LETTER FROM ING

As shown above, the Company was under liquidity pressure for the years ended 31 December 2007 and 2008. The current ratio and quick ratio of the Company were only 0.19 and 0.18 as at 31 December 2008, deteriorated from 0.27 and 0.24 as at 31 December 2007, implying increasing liquidity risks of the Company.

The Company has had a high financial leverage. Its gearing ratio was 0.68 as at 31 December 2007. By 31 December 2008, the Company had negative equity attributable to the shareholders of the Company of RMB13,097 million and the total liabilities to total assets ratio of 1.17 as at 31 December 2008. Considering that the Company has such high leverage and negative total equity, the capital structure of the Company need immediate adjustment in order to provide more working capitals.

It is estimated that according to the unaudited financial figures of the Company as of 31 March 2009 that even with the capital injection into the Company in June 2009 in the amount of approximately RMB7 billion, the gearing ratio of the Company still remains at a very high level, and the net assets of the Company is still negative. This, combined with low current ratio and quick ratio, reflects heavy financial burden, weak liquidity and high operating risks of the Company.

Therefore, under current economic and market conditions, the Company’s operating and financial condition is under enormous pressure. The Company believes that through the subscriptions of new shares by CEA Holdings and CES Global, it will further improve the financial position with the additional capital, reduce its financial costs, and in the long term, enhance the Company’s competitiveness and help to improve the operational position.

2.	Principal Terms of the Connected Subscriptions

2.1	Specific Mandates

The Connected Subscriptions form part of the Specific Mandates which the Board is seeking from the Shareholders. On 10 July 2009, the Board resolved to convene shareholders’ meetings for the grant of an A Share Specific Mandate to the Board to issue not more than 1,350,000,000 new A Shares to not more than 10 specific investors (subject to the maximum number as permitted by PRC laws and regulations at the time of the issuance) including CEA Holding at the subscription price of not less than RMB4.75 per A Share, and an H Share Specific Mandate to issue not more than 490,000,000 new H Shares to CES Global at the subscription price of not less than HK$1.40 per H Share. Thus, under the A Share Specific Mandate, apart from issuing A Shares under the Connected Subscriptions as described below, the Company plans to issue new A Shares, by way of non-public offering, to other investors, which are expected to be the PRC State-controlled entities independent of the Company within the meaning of the Listing Rules. Further details of the Specific Mandates are contained in the “Letter from the Board” of the Circular.

LETTER FROM ING

2.2	Description of the Connected Subscriptions

In relation to and as part of the transactions contemplated under the Special Mandate, on 10 July 2009, CEA Holding entered into the A Share Subscription Agreement, and CES Global entered into the H Share Subscription Agreement with the Company, respectively (collectively, the “Share Subscription Agreements”). Pursuant to the Share Subscription Agreements, CEA Holding will subscribe in cash for not more than 490,000,000 new A Shares at a subscription price of not less than RMB4.75 per A Share, and CES Global will subscribe in cash for 490,000,000 new H Shares at a subscription price of not less than HK$1.40 per H Share. CEA Holding has undertaken that the aggregate subscription amount pursuant to the Connected Subscriptions will be not less than RMB3 billion.

The proceeds of the A Share Subscription will be payable in cash to the special savings account as designated by the Company within five Business Days after the A Share Subscription Agreement has come into effect, or such other date as the parties may agree. The proceeds of the H Share Subscription will be payable in cash to the account of the Company (which shall be designated in writing by the Company at least five Business Days prior to the date of payment) within five Business Days after the H Share Subscription Agreement has come into effect, or such other date as the parties may agree.

Both the A Share Subscription Agreement and the H Share Subscription Agreement will take effect upon the happening of the followings:

(1)
obtaining the approvals by the Shareholders by way of special resolutions at a general meeting and class meetings for the issue of new A Shares to CEA Holding and issue of new H Shares to CES Global and for making consequential amendments to the Articles of Association;

(2)
in accordance with the《上市公司收購管理辦法》(Administrative Measures in relation to the Acquisition of the Listed Companies) or related regulations, obtaining the waiver by the Shareholders at a general meeting in relation to the requirement of a general offer by CEA Holding;

LETTER FROM ING

(3)	obtaining the waiver from CSRC on the requirement of a general offer by CEA Holding in relation to the issuance of new A Shares and new H Shares respectively (if applicable); and

(4)	obtaining the respective approval from CSRC in relation to the issue of new A Shares to CEA Holding and the issue of new H Shares to CES Global.

The A Share Subscription Agreement and the H Share Subscription Agreement shall automatically be terminated upon the happening of the followings:

(1)	if any of the above conditions has not been satisfied within 12 months from the signing of the Share Subscription Agreements; or

(2)
CSRC has, either orally or in writing, replied that it will not grant the approval to the Company for the issuance of new A Shares under the A Share Subscription Agreement or the issuance of new H Shares under the H Share Subscription Agreement.

If either the subscription of new A Shares by CEA Holding or the subscription of new H Shares by CES Global is not approved by the Shareholders or for other reasons does not proceed to completion, the other will not proceed to completion. However, the Connected Subscriptions are not inter-conditional with the subscription of new A Shares by each of the other specific investors under the A Share Specific Mandate as discussed above.

2.3	Subscription Prices for the New A Shares and New H Shares

Subscription Price for the new A Shares

Subject to the results of the price sounding-out process as required by CSRC for the issue of A Shares to other specific investors, the subscription price for A Shares shall be not less than RMB4.75 per Share. The minimum subscription price for the A Share Subscription was agreed after arm’s length negotiations between the parties by reference to the average trading price of A Shares during the Price Fixing Period.《上市公司證券發行管理辦法》(Administrative Measures for the Issuance of Securities by Listed Companies) requires the subscription price for the A Share Subscription to be not less than 90% of the average trading price of A Shares during the period of 20 trading days prior to the price determination date. The price determination date for the A Share Subscription is determined to be 10 July 2009, which is the date that the Share Subscription Agreements were announced. Taking into account that the A Shares were suspended for trading for certain days, the Fixed Price Period commenced on 7 May 2009 and ended on 5 June 2009. The average trading price of A Shares during the Fixed Price Period is the total turnover of A Shares for the Fixed Price Period divided by the total trading volume of A Shares during the Fixed Price Period. The average trading price of A Shares during the Fixed Price Period was RMB5.28 and the 90% of such average trading price amounts to RMB4.75.

LETTER FROM ING

Chart (a): Price performance of A Shares from 7 August 2008 (being the date falling on 180 trading days prior to the last trading day prior to the announcement of the Subscriptions) to 5 June 2009, the last trading day prior to the announcement

Source: Bloomberg

The minimum subscription price of the new A Shares under the A Share Subscription Agreement represents:

(1)
a discount of approximately 10.9% as compared to the closing price of RMB5.33 per A Share on 5 June 2009, the last trading day immediately prior to the announcement of the Share Subscription Agreements;

(2)
a discount of approximately 10.7% as compared to the average closing price of RMB5.32 per A Share for the last 5 consecutive trading days immediately prior to the announcement of the Share Subscription Agreements;

(3)
a discount of approximately 9.7% as compared to the average closing price of RMB5.26 per A Share for the last 10 consecutive trading days immediately prior to the announcement of the Share Subscription Agreements;

LETTER FROM ING

(4)
a discount of approximately 9.9% as compared to the average closing price of RMB5.27 per A Share for the last 20 consecutive trading days immediately prior to the announcement of the Share Subscription Agreements;

(5)
a discount of approximately 7.8% as compared to the average closing price of RMB5.15 per A Share for the last 30 consecutive trading days immediately prior to the announcement of the Share Subscriptions Agreements;

(6)
a discount of approximately 9.0% as compared to the average closing price of RMB5.22 per A Share for the last 60 consecutive trading days immediately prior to the announcement of the Share Subscription Agreements;

(7)
a discount of approximately 8.3% as compared to the average closing price of RMB5.18 per A Share for the last 90 consecutive trading days immediately prior to the announcement of the Share Subscription Agreements;

(8)
a premium of approximately 0.4% as compared to the average closing price of RMB4.73 per A Share for the last 180 consecutive trading days immediately prior to the announcement of the Share Subscription Agreements;

(9)	a premium value of RMB7.44 as compared to the negative net asset value per share attributable to the equity holders of the Company of RMB2.69 as at 31 December, 2008; and

(10)	A premium of 22.7% to the issue price of RMB3.87 of the latest completed A Share issue to CEA Holding, details of which set out in the circular of the Company dated 8 January 2009.

The above analysis is based on the minimum subscription price for the A Shares as set out in A Share Subscription Agreement. The actual subscription price will be determined after price sounding-out process for the non-public issuance of A Shares to other specific investors as discussed above. CEA Holding will not participate in the price bidding process and has undertaken to accept the result of such process.

Subscription Price for the new H Shares

The subscription price for the new H Shares under the H Share Subscription Agreement shall be not less than HK$1.40 per H Share. The minimum subscription price for the H Share Subscription was agreed after arm’s length negotiations between the parties by reference to the average trading price of H Shares during the Price Fixing Period, which represents 90% to such average trading price of H Shares. The Fixed Price Period, which has a period of 20 trading days, commenced on 8 May 2009 and ended on 5 June 2009, the last trading day prior to the announcement of the Share Subscription Agreements. The average trading price of H Shares during the Fixed Price Period is the total turnover of H Shares for the Fixed Price Period divided by the total trading volume of H Shares during the Fixed Price Period. The average trading price of H Shares during the Fixed Price Period was HK$1.56 and the 90% of such average trading price amounts to HK$1.40.

LETTER FROM ING

Chart (b): Price performance of H Shares from 26 August 2008 (being the date falling on 180 trading days prior to the last trading day prior to the announcement of the Subscriptions) to 5 June 2009, the last trading day prior to the announcement

Source: Bloomberg

The minimum subscription price of the new H Shares under the H Share Subscription Agreement represents:

(1)
a discount of approximately 19.5% as compared to the closing price of HK$1.74 per H Share on 5 June 2009, the last trading day immediately prior to the announcement of the Share Subscription Agreements;

(2)
a discount of approximately 20.5% as compared to the average closing price of HK$1.76 per H Share for the last 5 consecutive trading days immediately prior to the announcement of the Share Subscription Agreements;

LETTER FROM ING

(3)
a discount of approximately 15.2% as compared to the average closing price of HK$1.65 per H Share for the last 10 consecutive trading days immediately prior to the announcement of the Share Subscription Agreements;

(4)
a discount of approximately 8.5% as compared to the average closing price of HK$1.53 per H Share for the last 20 consecutive trading days immediately prior to the announcement of the Share Subscription Agreements;

(5)
a discount of approximately 4.8% as compared to the average closing price of HK$1.47 per H Share for the last 30 consecutive trading days immediately prior to the announcement of the Share Subscription Agreements;

(6)
a premium of approximately 4.5% as compared to the average closing price of HK$1.34 per H Share for the last 60 consecutive trading days immediately prior to the announcement of the Share Subscription Agreements;

(7)
a premium of approximately 12.9% as compared to the average closing price of HK$1.24 per H Share for the last 90 consecutive trading days immediately prior to the announcement of the Share Subscription Agreements;

(8)
a premium of approximately 15.7% as compared to the average closing price of HK$1.21 per H Share for the last 180 consecutive trading days immediately prior to the announcement of the Share Subscription Agreements;

(9)
a premium value of HK$4.46 as compared to the negative net asset value per share attributable to the equity holders of the Company of RMB2.69 (assuming an exchange rate of RMB0.88 to HK$1.00) as at 31 December 2008; and

(10)
a premium of 23.2% to the issue price of RMB1.00 of the latest completed H Share issue to CES Global, details of which are set out in the circular the Company dated 8 January 2009 (assuming an exchange rate of RMB0.88 to HK$1.00).

The above analysis is based on the minimum subscription for the H Shares as set out in the H Share Subscription Agreement. The final subscription price will be determined between the Board and CES Global. Pursuant to the articles of association of the Company, interested directors will abstain from voting in the meeting of the Board in the determination of the final subscription price for H Shares.

LETTER FROM ING

We note that under the Connected Subscriptions, both the minimum subscription prices of the new A Shares and new H Shares are set at 90% to their respective average trading prices during the Price Fixing Period. However, the minimum subscription price of the new A Shares is different from the minimum subscription price of the new H Shares because A Shares and H Shares are traded in different markets and have different trading prices. The minimum subscription price of the new A Shares of RMB4.75 is higher than the minimum subscription price of the H Shares of HK$1.40 (equivalent to approximately RMB1.23 at the exchange rate of HK$1.00 to RMB0.88), as A Shares traded at higher prices than H Shares during the Price Fixing Period.

2.4	Lock-up Arrangement

Pursuant to the relevant rules of CSRC, new A Shares to be subscribed for by CEA Holding shall not be disposed of within 36 months from the date of the issuance of such new A Shares.

Subject to the requirements by applicable laws and regulations and regulatory authorities such as CSRC, there is currently no lock-up arrangement in relation to new H Shares to be subscribed for by CES Global.

2.5	Ranking of New A Shares and New H Shares to be Issued

The new A Shares to be issued pursuant to the A Share Subscription Agreement and the new H Shares to be issued pursuant to the H Share Subscription Agreement will rank, upon issue, pari passu in all respects with A Shares and H Shares in issue at the time of issue of such new A Shares and new H Shares.

2.6	Reasons for and Benefit of the Subscriptions

As stated in the “Letter from the Board”, the US subprime mortgage crisis since 2008 has resulted in continuous fluctuations in global financial markets, which in turn affected the economy and prompted an immediate threat of a global recession. The domestic economy has experienced a slowdown due to the impact of global economic slowdown. The civil aviation industry is highly sensitive to the economic cycle. In 2008, the civil aviation industry is in a difficult operating condition as a result of the economic slowdown. In considering the Subscriptions, the Company has considered that its operating and financial condition is under enormous pressure by the reasons mentioned above.

LETTER FROM ING

The Company has also considered various ways to raise funds and concluded that raising funds through the Subscriptions is on balance the most effective way to satisfy the Company’s acute need for funding. The Company believes the Subscriptions will provide additional funds and further improve the financial position of the Company, especially when the Company’s operating and financial condition is under enormous pressure. In the long term, the Subscriptions will enhance the Company’s competitiveness and help to improve its operational position.

We concur with the Company’s view that the Company’s operating and financial condition is under enormous pressure and raising funds through the Subscriptions is on balance the most effective way to satisfy the Company’s acute need for funding. As mentioned in the paragraph headed “Background” in this letter, the Company has low liquidity, high gearing and negative equity base. We are of the view that the Company is in urgent need to recapitalize its equity and the Connected Subscriptions provide the Company the quickest measure to improve its financial position.

The Connected Subscriptions are in relation to and are part of the Specific Mandates. As mentioned above, apart from issuing A Shares and H Shares to CEA Holding and CES Global respectively, the Company also intends to issue A Shares to other specific investors. The Company considers CEA Holding, as a controlling shareholder of the Company, together with its indirect wholly owned subsidiary CES Global, is a relatively more certain source of fund. We note that within the 12-month period immediately prior to the Latest Practicable Date, the Company has issued new A Shares and new H Shares to CEA Holding and CES Global (which were completed on 2 July 2009 and 26 June 2009 respectively to raise approximately RMB7 billion). Prior to the completion of such subscriptions, CEA Holding also provided a short-term loan of RMB5.5 billion to the Company in January 2009 to help the Company meet its working capital needs. This short-term loan has been repaid by part of the total proceeds of recently completed subscriptions.

LETTER FROM ING

SHAREHOLDING STRUCTURE

The shareholding structures of the Company immediately prior to, and immediately after, the completion of the Subscriptions are as follows:

	Prior to the Subscriptions		Immediately after the Subscriptions
Shareholders	Number of shares	%	Number of shares	%[2]

CEA Holding – A Shares	4,341,375,000	56.08	4,831,375,000	50.42
CES Global – H Shares	1,437,375,000	18.57	1,927,375,000	20.12
Public	1,962,950,000	25.36	2,822,950,000	29.46
– A Shares	396,000,000	5.12	1,256,000,000	13.11
– H Shares	1,566,950,000	20.24	1,566,950,000	16.35

Total	7,741,700,000	100	9,581,700,000	100

Notes:	1.	The percentage ratios shown in the above table have been rounded to 2 decimal places.
2.	The shareholding percentages shown are based on the currently anticipated scale of the Subscriptions and assumed full implementation of such scale.
3.	The figures set out above may have slight differences when adding up due to rounding.

Assuming all respective parties will subscribe for the maximum number of new A Shares and new H Shares at the respective minimum subscription prices, immediately after the completion of the Subscriptions, the total public float (A Shares and H Shares held by Independent Shareholders) of the Company will increase from 25.36% to 29.46% which is higher than the minimum requirement of 25% public float as required by the Listing Rules.

Immediately after the completion of the Subscriptions, the percentage of H Shares to total issued shares of the Company will decrease from 38.81% to 36.47%. As CES Global will be considered as a connected person and thus its shareholding will not be considered as public float, the public float of H Shares as to the total issued shares of the Company immediately after the Subscriptions will decrease from 20.24% to 16.35%.

The maximum number of new Shares to be issued under the Subscriptions represents not more than 23.77% of the issued share capital of the Company as at the Latest Practical Date. The maximum number of new Shares to be issued under the Connected Transactions represents not more than 12.66% of the issued share capital of the Company as at the Latest Practical Date.

LETTER FROM ING

Having taken into account that:

(1)	the capital injection through the Subscriptions will help improve the financial position of the Company as set out in the paragraph headed “Financial Effects of the Subscriptions” below; and

(2)	there is still sufficient public float of the Company after the Subscriptions,

We consider that the dilution on the shareholding interest of the existing independent A and H shareholders of the Company is acceptable.

USE OF PROCEEDS

Assuming all respective parties will subscribe for the maximum number of new A Shares and new H Shares at the respective minimum subscription prices pursuant to the Specific Mandates, the total proceeds of the Subscriptions will be approximately RMB7.02 billion (the “Estimated Proceeds”). CEA Holding has undertaken that the aggregate subscription amount pursuant to the Connected Subscriptions will be not less than RMB3 billion. After deduction of relevant issuance fees, the total proceeds are intended to be used as working capital of the Company.

FINANCIAL EFFECT OF THE SUBSCRIPTIONS

The proceeds that the Company will receive upon the completion of the Subscriptions will have the following financial effects to the Company’s current financial position:

(1)	Net Assets Value Attributable to the Equity Holders of the Company

According to the annual report of the Company for the twelve months ended 31 December, 2008 (prepared in accordance with IFRS), the Company had negative audited net assets attributable to the equity holders of approximately RMB13,097,401,000. With the receipt of the gross proceeds from the subscriptions in the June 2009, the net assets attributable to the equity holders was increased approximately to negative RMB6.1 billion. With receipt of the Estimated Proceeds from the Subscriptions of approximately RMB7.02 billion, the net assets attributable to the equity holders of the Company would be reversed to positive and increased to approximately RMB919 million.

LETTER FROM ING

(2)          Gearing Ratio

According to the annual report of the Company for the twelve months ended 31 December, 2008 (prepared in accordance with IFRS), the Company had audited total debt (being total debt minus cash and cash equivalent) and total assets of approximately RMB55,910,271,000 and RMB73,051,890,000, respectively. The gearing ratio (being total debt over total assets) of the Company was approximately 0.77 as at 31 December, 2008. With the receipt of the gross proceeds of approximately RMB7.0 billion from the subscriptions on 26 June and 2 July 2009, the gearing ratio was improved to approximately 0.70 (i.e. being total debt of RMB55,910,271,000 divided by total assets of RMB73,051,890,000 as at 31 December 2008 plus the gross proceed of RMB7.0 billion) due to increasing total assets. With receipt of the Estimated Proceeds from the Subscriptions of approximately RMB7.02 billion pursuant to the Share Subscription Agreements, the total assets of the Company would further increase to approximately RMB87 billion and hence the gearing ratio of the Company would be further improved to 0.64 (being total debt of RMB55,910,271,000 divided by total assets of RMB73,051,890,000 as at 31 December 2008 plus the gross proceeds of RMB7.0 billion and RMB7.02 billion).

Also, according to the annual report of the Company for the twelve months ended 31 December, 2008 (prepared in accordance with IFRS), the Company had audited total liabilities and total assets of approximately RMB85,691,399,000 and RMB73,051,890,000, respectively (prepared in accordance with IFRS). The ratio of total liabilities over total assets of the Company was approximately 1.17 as at 31 December, 2008. With the receipt of the gross proceeds of approximately RMB7 billion from the subscriptions in June 2009, the ratio of total liabilities over total assets was improved to approximately 1.07 due to increase of total assets. With the receipt of the Estimated Proceeds from the Subscriptions of approximately RMB7.02 billion, the total assets of the Company would be further increased to approximately RMB87 billion and hence the ratio of total liabilities over total assets of the Company would decrease to approximately 0.98.

(3)          Current Ratio and Quick Ratio

According to the annual report of the Company for the twelve months ended 31 December, 2008, the Company had current assets of approximately RMB10,400,081,000, and current liabilities of approximately RMB53,858,253,000. The current ratio (being the ratio of current assets over current liabilities) of the Company was approximately 0.19, and the quick ratio (being the ratio of current assets excluding inventory over current liabilities) was approximately 0.18 as at 31 December, 2008. With the receipt of the gross proceeds from the subscriptions in June 2009, the current ratio and the quick ratio was improved to approximately 0.32 and 0.31, respectively. With the receipt of the Estimated Proceeds from the Subscriptions of approximately RMB7.02 billion pursuant to the Share Subscription Agreements, the current assets of the Company would be increased to RMB24.5 billion and hence the current ratio of the Company would be further increased to approximately 0.45, and the quick ratio would be increased to approximately 0.44.

 LETTER FROM ING

In view of the above, we consider that the completion of the Subscriptions will strengthen the financial position of the Company.

CONCLUSIONS AND RECOMMENDATION

Having analyzed and considered the principal factors as set out in this letter above, we would draw your attention to the following key factors, which should be read in conjunction with, and interpreted in, the full context of the Circular, in arriving at our conclusion:

(1)
the Subscriptions will provide additional funds and improve the financial position of the Company by (i) increasing the equity; (ii) lowering the gearing ratio; and (iii) improving the current ratio and quick ratio;

(2)
the Connected Subscriptions provide a relatively more certain source of fund to the Company which is under enormous financial difficulties and demonstrates the continuous support of the parent to the Company;

(3)
the final subscription price for the new A Shares under the A Share Subscription Agreement will be based on the price sounding process for the issue of A Shares to other specific investors. The final subscription price for the new H Shares under the H Share Subscription Agreement will be determined by CES Global and the Board in which the interested Directors will abstain from voting;

(4)
the maximum number of Shares to be issued under the Connected Subscriptions represents 12.66% of the existing share capital of the Company and will dilute the shareholding of existing independent A and H shareholders. However, considering the Connected Subscriptions will improve the financial position of the Company, the dilution on the shareholding interest is acceptable;

(5)	the net proceeds of the Connected Subscriptions are intended to be used as working capital of the Company; and

(6)	the Directors confirm that the terms and conditions of the A Share Subscription Agreement and the H Share Subscription Agreement are agreed after arm’s length negotiation between parties.

LETTER FROM ING

Based on the above, we are of the opinion that the terms of the A Share Subscription Agreement and the H Share Subscription Agreement are fair and reasonable, on normal commercial terms, and in the interests of the Company and its Shareholders as a whole so far as the Company and the Independent Shareholders are concerned. Therefore, we advise the Independent Shareholders and the Independent Board Committee to recommend the Independent Shareholders, to vote in favour of the resolutions to be proposed at the EGM in relation to the A Share Subscription Agreement and the H Share Subscription Agreement.

Yours faithfully,
For and on behalf of
ING BANK N.V
Wang Changhong
Managing Director

APPENDIX	GENERAL INFORMATION

1.            RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts not contained in this circular, the omission of which would make any statement herein misleading.

2.            DISCLOSURE OF INTERESTS

Directors, supervisors, chief executives and senior management

The interests of the Directors, supervisors, chief executives and senior management in the issued share capital of the Company as at the Latest Practicable Date were set out as follows:

		Number and type of shares held and nature of interest
Name	Position	Personal	Family	Corporate	Total	Capacity in which the A Shares were held

Liu Shaoyong	Director	–	–	–	0	–

Li Jun	Vice-Chairman, Director	–	–	–	0	–

Ma Xulun	Director	–	–	–	0	–

Luo Chaogeng	Director	6,600 A Shares (Note 1)	–	–	6,600 A Shares (Note 1)	Beneficial owner

Luo Zhuping	Director, Company secretary	11,616 A Shares (Note 2)	–	–	11,616 A Shares (Note 2)	Beneficial owner

Hu Honggao	Independent non-executive Director	–	–	–	0	–

Wu Baiwang	Independent non-executive Director	–	–	–	0	0

APPENDIX	GENERAL INFORMATION

		Number and type of shares held and nature of interest
Name	Position	Personal	Family	Corporate	Total	Capacity in which the A Shares were held

Zhou Ruijin	Independent non-executive Director	–	–	–	0	–

Xie Rong	Independent non-executive Director	–	–	–	0	–

Sandy Ke-Yaw Liu	Independent non-executive Director	–	–	–	0	–

Liu Jiangbo	Chairman of the Supervisory Committee	–	–	–	0	–

Xu Zhao	Supervisor	–	–	–	0	–

Yan Taisheng	Supervisor	–	–	–	0	–

Feng Jinxiong	Supervisor	–	–	–	0	–

Liu Jiashun	Supervisor	3,960 A Shares (Note 3)	–	–	3,960 A Shares (Note 3)	Beneficial owner

Zhang Jianzhong	Vice President	–	–	–	0	–

Li Yangmin	Vice President	3,960 A Shares (Note 3)	–	–	3,960 A Shares (Note 3)	Beneficial owner

Fan Ru	Vice President	3,696 A Shares (Note 4)	–	–	3,696 A Shares (Note 4)	Beneficial owner

Wu Yongliang	Chief Financial Officer	3,696 A Shares (Note 4)	–	–	3,696 A Shares (Note 4)	Beneficial owner

APPENDIX	GENERAL INFORMATION

Note 1:	representing approximately 0.00014% of the Company’s total issued and listed A Shares, totalling 4,737,375,000 A Shares, as at the Latest Practicable Date.

Note 2:	representing approximately 0.00025% of the Company’s total issued and listed A Shares, totalling 4,737,375,000 A Shares, as at the Latest Practicable Date.

Note 3:	representing approximately 0.000084% of the Company’s total issued and listed A Shares, totalling 4,737,375,000 A Shares, as at the Latest Practicable Date.

Note 4:	representing approximately 0.000078% of the Company’s total issued and listed A Shares, totalling 4,737,375,000 A Shares, as at the Latest Practicable Date.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors, the Company’s supervisors, chief executives or members of senior management of the Company had any interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company and/or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be (i) notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including any interest and short position which he/she was taken or deemed to have under such provisions of the SFO); or (ii) entered in the register of interests required to be kept by the Company pursuant to section 352 of the SFO; or (iii) notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers as set out in appendix 10 to the Listing Rules.

Each of Liu Shaoyong, Li Jun and Luo Chaogeng was as at the Latest Practicable Date a director or employee of CEA Holding, which, as disclosed below, was a company having, as at the Latest Practicable Date, an interest in the Company’s shares required to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO.

Substantial shareholders

Interests in the Company

So far as is known to the Directors, as at the Latest Practicable Date, each of the following persons, other than a Director, supervisor, chief executive or member of the Company’s senior management, had an interest and/or short position in the Company’s shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or was otherwise interested in 5% or more of any class of the then issued share capital of the Company:

APPENDIX	GENERAL INFORMATION

			Interest As at the Latest Practicable Date
Name of shareholder	Nature of shares interested	Number of shares interested	Approximate percentage of shareholding in the Company’s total issued share capital	Approximate percentage of shareholding in the Company’s total issued A Shares	Approximate percentage of shareholding in the Company’s total issued H Shares	Short position
CEA Holding	A Shares	4,831,375,000	62.41%	101.98%	–	–

CEA Holding (Note 1)	H Shares	1,927,375,000	24.90%	–	64.15%	–

CES Global (Note 1)	H Shares	1,927,375,000	24.90%	–	64.15%	–

HKSCC Nominees Limited (Notes 2 to 3)	H Shares	1,541,257,139	19.91%	–	51.30%	–
Notes:

Based on the information available to the Directors (including such information as was available on the website of the Stock Exchange) and so far as they are aware and understand, as at the Latest Practicable Date:

1.	Such H Shares were held by CES Global, in the capacity of beneficial owner, which in turn is 100% held by CEA Holding.

2.
Among the 1,541,257,139 H Shares held by HKSCC Nominees Limited, 189,078,000 H Shares (representing approximately 12.07% of the Company’s then total issued H Shares) were held by China National Aviation Corporation (Group) Limited in the capacity of beneficial owner, which in turn was ultimately 100% controlled by China National Aviation Holding Company.

3.
Among the 1,541,257,139 H Shares held by HKSCC Nominees Limited, Barclays PLC had, through controlled corporations, an interest in an aggregate of 90,371,770 H Shares (representing approximately 5.77% of the Company’s then total issued H Shares). Barclays PLC was interested in the aforesaid 90,371,770 H Shares in the manner as follows:

a.
336,970 H Shares (representing approximately 0.02% of the Company’s then total issued H Shares) were held by Barclays Global Investors Ltd in the capacity of beneficial owner, which in turn was 100% controlled by Barclays Global Investors UK Holdings Limited, which in turn was 92.3% controlled by Barclays Bank PLC, which in turn was ultimately 100% controlled by Barclays PLC;

b.
4,790,000 H Shares (representing approximately 0.31% of the Company’s then total issued H Shares) were held by Barclays Global Investors, N.A. in the capacity of beneficial owner, which in turn was 100% controlled by Barclays California Corporation, which in turn was 100% controlled by Barclays Global Investors Finance Limited, which in turn was 100% controlled by Barclays Global Investors UK Holdings Limited, which in turn was 92.3% controlled by Barclays Bank PLC, which in turn was ultimately 100% controlled by Barclays PLC; and

c.
85,244,800 H Shares (representing approximately 5.44% of the Company’s then total issued H Shares) were held by Barclays Global Fund Advisors in the capacity of beneficial owner, which in turn was 100% controlled by Barclays Global Investors, N.A., which in turn was 100% controlled by Barclays California Corporation, which in turn was 100% controlled by Barclays Global Investors Finance Limited, which in turn was 100% controlled by Barclays Global Investors UK Holdings Limited, which in turn was 92.3% controlled by Barclays Bank PLC, which in turn was ultimately 100% controlled by Barclays PLC.

APPENDIX	GENERAL INFORMATION

Save as disclosed above and so far as the Directors are aware, as at the Latest Practicable Date, no other person had an interest or short position in the Company’s shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO.

Interests in other members of the Group

So far as is known to the Directors, as at the Latest Practicable Date, each of the following persons, other than the Company or any of its Directors, supervisors, chief executives and members of the senior management, was directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the relevant member of the Group:

Subsidiary	Name of relevant substantial shareholder	Approximate percentage of shareholding

上海科技宇航有限公司 (Shanghai Technology Aerospace Company Limited)	新加坡科技宇航有限公司 (Singapore Technology Aerospace Limited)	49%

東方航空（汕頭）經濟發展有限公司 (Eastern Airlines (Shantou) Economic Development Co., Ltd.)	汕頭航空用品總公司 (Shantou Aviation Equipment Group Company)	45%

上海東方飛機維修有限公司 (Shanghai Eastern Aircraft Maintenance Co., Ltd.)	Aircraft Engineering Investment Ltd.	40%

中國貨運航空有限公司 (China Cargo Airlines Co., Ltd.)	中國遠洋運輸（集團）總公司 (China Ocean Shipping (Group) Company)	30%

上海東方遠航物流有限公司 (Shanghai Eastern Logistics Co. Ltd.)	中國遠洋運輸（集團）總公司 (China Ocean Shipping (Group) Company)	30%

中國東方航空江蘇有限公司 (China Eastern Airlines Jiangsu Co., Ltd.)	江蘇省國信資產管理集團有限公司 (Jiangsu Provincial Guoxin Asset Management Group Co., Ltd.)	23.89%

東航發展（香港）有限公司 (Eastern Airlines Development (HK) Co., Ltd.)	大中華運通有限公司 (Dazhonghua Yuntong Co., Ltd.)	20%

東航大酒店有限公司 (Eastern Airlines Hotel Co., Ltd.)	CEA Holding	14%

APPENDIX	GENERAL INFORMATION

Save as disclosed above and so far as is known to the Directors, as at the Latest Practicable Date, no other person (other than the Directors, the Company’s supervisors, chief executives or members of senior management of the Company) had an interest or short position in the Company’s shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or was directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

3.            EXPERT STATEMENTS

This circular includes statement(s) made by the following expert:

Name	Qualification
ING Bank N.V.	A registered institution under the SFO, registered to conduct Type 1 (dealing in securities), Type 4 (advising on securities) and Type 6 (advising on corporate finance) regulated activities

ING has given and has not withdrawn its written consent to the issue of this circular with its statement(s) included in the form and context in which it is included.

As at the Latest Practicable Date, ING held 370,000 H Shares as a custodian on behalf of its clients, representing 0.005% of the total issued share capital of the Company. Save as disclosed above, ING was not beneficially interested in the share capital of any member of the Group or had the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

As at the Latest Practicable Date, ING did not have any interest in any assets which have been, since 31 December 2008 (being the date to which the latest published audited accounts of the Company were made up), acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

4.            NO MATERIAL ADVERSE CHANGE

The Directors confirm that there has been no material adverse change in the financial or trading position of the Group since 31 December 2008, being the date to which the latest published audited accounts of the Company have been made up.

APPENDIX	GENERAL INFORMATION

Please also refer to section 2.9 of the Circular relating to the financial status of the Group.

5.            MISCELLANEOUS

Company’s officers

Mr. Luo Zhuping, who is a holder of a Master’s degree in global economics, is a Director and the secretary of the Company.

Service contract

As at the Latest Practicable Date, none of the Directors had any existing or proposed service contract with any member of the Group which is not expiring or terminable by the Group within a year without payment of any compensation (other than statutory compensation).

Competing interests

As at the Latest Practicable Date, none of the Directors or, so far as is known to them, any of their respective associates was interested in any business (apart from the Group’s business) which competes or is likely to compete either directly or indirectly with the Group’s business (as would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them were a controlling shareholder).

Interests in the Group’s assets or contracts or arrangements significant to the Group

As at the Latest Practicable Date, none of the Directors or supervisors of the Company had any interest in any assets which have been, since 31 December 2008 (being the date to which the latest published audited accounts of the Company were made up), acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

As at the Latest Practicable Date, none of the Directors or supervisors of the Company was materially interested in any contract or arrangement, subsisting at the date of this circular, which is significant in relation to the business of the Group.

APPENDIX	GENERAL INFORMATION

Documents for inspection

Copies of the following documents are available for inspection during normal business hours at the offices of Baker & McKenzie, 23rd Floor, One Pacific Place, 88 Queensway, Hong Kong for a period of 14 days (excluding Saturdays and Sundays) from the date of this circular:

(i)	the A Share Subscription Agreement (in Chinese);

(ii)	the H Share Subscription Agreement (in Chinese);

(iii)	the letter from the Independent Board Committee as set out in this circular;

(iv)	the letter from ING as set out in this circular; and

(v)	the written consent from ING referred to under the paragraph headed “Expert Statements” of this appendix.

NOTICE OF EXTRAORDINARY GENERAL MEETING

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 670)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an extraordinary general meeting (the “EGM”) of 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited) (the “Company”) will be held at Shanghai International Airport Hotel (上海國際機場賓館), 2550 Hongqiao Road, Shanghai, the People’s Republic of China at 2:00 p.m. on 7 September 2009, or any adjournment thereof, for the purpose of considering, and if thought fit, passing, with or without modifications, the following resolutions (unless otherwise indicated, capitalized terms used in this notice shall have the same meanings as those defined in the circular of the Company dated 24 July 2009 (the “Circular”) relating to, among other things, granting of specific mandates to the board of directors of the Company (the “Board”) to issue new A Shares and new H Shares):

AS SPECIAL RESOLUTIONS

1.
“THAT, the Board is granted an unconditional specific mandate to issue new A Shares under the following terms and conditions (the “A Share Specific Mandate”) be hereby approved, ratified and confirmed:

(1)	Class of shares to be issued and the nominal value:	A Shares with par value of RMB1.00 each;

(2)	Method of issue:	Non-public offering and will be issued accordingly within 6 months after the approval from CSRC has been obtained;

(3)	Number of shares to be issued:
Not more than 1,350,000,000 new A Shares, of which not more than 490,000,000 new A Shares will be issued to CEA Holding; the maximum number of new A Shares to be issued will be adjusted if there is any ex-rights or ex-dividend arrangement after 10 July 2009;

NOTICE OF EXTRAORDINARY GENERAL MEETING

(4)	Target subscriber and method of subscription:
Not more than 10 specific investors (subject to the maximum number of specific investors as permitted by PRC laws and regulations at the time of the issuance) including CEA Holding, and if for any reason the intended issue of new A Shares to CEA Holding does not proceed to completion, a substituting investor may be invited to participate in the issue of new A Shares and the maximum number of investors will remain 10;

the subscription price shall be paid in cash;

(5)	Date of determination of the subscription price, the subscription price and basis of the determination of the subscription price:
Subject to the results of the price sounding-out process as required by CSRC, the subscription price shall not be less than RMB4.75 per A Share, being 90% of the average trading price for the A Shares during the Price Fixing Period; the Price Fixing Period means the 20 trading days ending on and including 5 June 2009; the minimum subscription price of the new A Shares will be adjusted if there is any ex-rights or ex-dividend arrangement after 10 July 2009;

(6)	Lock-up period arrangement:
The new A Shares to be subscribed for by CEA Holding shall not be disposed of within 36 months from the date of the completion of the subscription, and the new A Shares to be subscribed for by the other specific investors shall not be disposed of within 12 months from the date of the completion of the respective subscription;

(7)	Place of listing:	The new A Shares shall be listed on the Shanghai Stock Exchange;

NOTICE OF EXTRAORDINARY GENERAL MEETING

(8)	Use of proceeds:	After deduction of the relevant expenses, the total proceeds are intended to be used as working capital of the Company;

(9)	Arrangement of retained profits:	The retained profits prior to the issuance of new A Shares pursuant to this Resolution will be shared among the existing and new Shareholders; and

(10)	Validity period of this Resolution:
The passing of this Resolution at the EGM and the respective class meetings until the earlier of: (i) the expiration of the 12-month period following the passing of the special resolution; or (ii) the date on which the A Share Specific Mandate is revoked or varied by a special resolution at the shareholders’ general meeting and respective class meetings of the Company.”

2.
“THAT, the Board is granted, during the Relevant Period (as defined below), an unconditional specific mandate (the “H Share Specific Mandate”) to issue not more than 490,000,000 new H Shares, by way of non-public offering, to CES Global, at the minimum subscription price of HK$1.40 per H Share, being 90% of the average trading price for the H Shares during the Price Fixing Period; the maximum number of new H Shares to be issued and the minimum subscription price of the new H Shares will be adjusted if there is any ex-rights or ex-dividend arrangement after 10 July 2009, and for the purposes of this H Share Specific Mandate:

“Relevant Period” means the period from the passing of this Resolution at the EGM and the respective class meetings until the earlier of:

(A)	the expiration of the 12-month period following the passing of the Resolution; or

(B)	the date on which the H Share Specific Mandate is revoked or varied by a special resolution at the shareholders’ general meeting and respective class meetings of the Company.”

3.
“THAT, the “Plan for the Non-public Issuance of A Shares by China Eastern Airlines Corporation Limited 《關於公司非公開發行A股股票預案》” be and is hereby approved, ratified and confirmed. Details of the aforesaid plan were contained in an overseas regulatory announcement of the Company published on the website of the Stock Exchange on 12 July 2009.”

NOTICE OF EXTRAORDINARY GENERAL MEETING

4.
“THAT, the terms and conditions and the implementation of the transactions contemplated under the A Share Subscription Agreement and the H Share Subscription Agreement be and is hereby approved, ratified and confirmed.”

5.
“THAT, conditional upon the passing of Resolution No. 1 or Resolution No.2 above, the Board is authorized to make such appropriate and necessary amendments to the Articles of Association as they think fit to reflect such increases in the registered capital and change of shareholding of the Company.”

AS ORDINARY RESOLUTIONS

6.	“THAT, the Company satisfies the conditions for non-public issuance of A Shares to specific investors be and is hereby confirmed.”

7.
“THAT, the “Explanation on the Use of the Proceeds of the Previous Fund Raising Activities《關於前次募集資金使用情況的說明》” be and is hereby approved, ratified and confirmed. Details of the aforesaid explanation were contained in an announcement of the Company in relation to the board resolutions of the Company published on the website of the Company on 13 July 2009.”

8.	“THAT, conditional upon:

(i)	the passing of the special resolution in relation to the approval of the issuance of new A Shares as further described in Resolution No.1 above; and

(ii)	the passing of the special resolution in relation to the approval of the H Share Specific Mandate as further described in Resolution No.2 above,

the Directors be and are hereby authorized to sign all such documents and/or do all such things and acts as the Directors may consider necessary or expedient and in the interest of the Company for the purpose of effecting or otherwise in connection with any transaction contemplated under Resolution No. 1 and Resolution No. 2 above or any matter incidental thereto, including but not limited to:

(1)
to formulate and implement plans for effecting the issuance of new A Shares and new H Shares according to terms and conditions set out in Resolution No. 1 and Resolution No. 2 above and the specific circumstances at the time of issuance of the new A Shares and the new H Shares;

NOTICE OF EXTRAORDINARY GENERAL MEETING

(2)
in the event of changes in the policies of the relevant regulatory authorities in relation to the transactions contemplated under Resolution No. 1 and Resolution No. 2 above or changes in the market conditions in the PRC, to make appropriate adjustments to such plans as described in paragraph (1) above;

(3)
to the extent in compliance with the requirements of the CSRC and other relevant regulatory authorities, to determine the number of shares to be issued to each specific investor, the total number of which shall not exceed the maximum number of new A Shares and the number of new H Shares resolved to be issued in Resolution No.1 and Resolution No.2 above;

(4)
to amend the proposals in relation to the issuance of new A Shares and new H Shares and the use of proceeds, and to approve and execute relevant financial reports, profit forecast and other application documents according to the requirements of the governing authorities and regulatory authorities;

(5)	where necessary, to enter into any supplemental agreements (if applicable) or other relevant legal documents with each of the specific investors and decide their respective effective date;

(6)
to engage intermediary institutions including sponsors to handle the relevant application issues arising from the issuance of new A Shares and new H Shares in accordance with the policies of relevant governing authorities;

(7)
to make consequential amendments to the relevant provisions in the Articles of Association and to handle relevant registration, lock-up and application for listing of the new A Shares with Shanghai Stock Exchange and Shanghai branch of China Securities Depository and Clearing Corporation Limited and the relevant registration and application for listing of the new H Shares with the Stock Exchange;

(8)
to make adjustments to the use of funds being raised from the issuance of new A Shares and new H Shares according to the requirements of the relevant regulatory authorities and the actual circumstances of the securities market;

(9)
to the extent permitted by applicable laws, regulations, relevant constitutional documents as well as the Articles of Association, to handle all other matters incidental to the issuance of new A Shares and new H Shares; and

(10)	the authorizations described in paragraphs (1) to (9) above shall be valid for a period of 12 months from the date of passing of this Resolution.

9.
“THAT, the “Feasibility Report on the Use of Proceeds Raised from the Non-public Issuance of A Shares 《關於本次非公開發行A股股票募集資金使用可行性報告》” be and is hereby approved, ratified and confirmed. A summary of the key features of the aforesaid feasibility report was contained in the “Plan for the Non-public Issuance of A Shares by China Eastern Airlines Corporation Limited 《關於公司非公開發行A股股票預案》” which was contained in an overseas regulatory announcement of the Company published on the website of the Stock Exchange on 12 July 2009.”

10.	“THAT, CEA Holding is waived by the Shareholders from having to make a general offer to all the Shareholders to acquire their shares in the Company be and is hereby confirmed.”

NOTICE OF EXTRAORDINARY GENERAL MEETING

By order of the Board
中國東方航空股份有限公司
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The Directors as at the date hereof, are:

Liu Shaoyong	(Chairman)
Li Jun	(Vice Chairman)
Ma Xulun	(Director, President)
Luo Chaogeng	(Director)
Luo Zhuping	(Director, Company Secretary)
Hu Honggao	(Independent Non-executive Director)
Wu Baiwang	(Independent Non-executive Director)
Zhou Ruijin	(Independent Non-executive Director)
Xie Rong	(Independent Non-executive Director)
Sandy Ke-Yaw Liu	(Independent Non-executive Director)

Shanghai, the PRC
24 July 2009

Notes:

1.	Persons entitled to attend the EGM

Persons who hold H Shares and are registered as holders of H Shares on the register of members maintained by Hong Kong Registrars Limited, at the close of business on Friday, 7 August 2009 are entitled to attend the EGM upon completion of the necessary registration procedures.

2.	Registration procedures for attending the EGM

(i)
Holders of H Shares shall deliver their attendance slips for attending the EGM, copies of transfers or copies of their share certificates or copies of receipts of share transfers, together with copies of their identity cards or other documents of identity, to the Company at its place of business located at 2550 Hongqiao Road, Shanghai, the PRC (fax no: +86 21 62686116) (for the attention of the Office of the Secretary of the Board of Directors) by 4:00 p.m. on Monday, 17 August 2009 (by facsimile) or between Monday, 10 August 2009 to Monday, 17 August 2009 (if by post). If proxies are appointed by shareholders to attend the EGM, they shall, in addition to the aforementioned documents, deliver the proxy forms and copies of their identity cards or other documents of identity to the above place of business of the Company.

(ii)
Shareholders can deliver the necessary documents for registration to the Company in the following manner: by post or by facsimile. Upon receipt of such documents, the Company will complete the registration procedures for attending the EGM and will despatch to shareholders voting forms by post or by facsimile. Shareholders may present the voting forms when attending the EGM as evidence of eligibility to attend the meeting.

NOTICE OF EXTRAORDINARY GENERAL MEETING

3.	Appointing proxies

(i)
Shareholders who have the right to attend and vote at the EGM are entitled to appoint in writing one or more proxies (whether a member of the Company or not) to attend and vote at the meeting on their behalf.

(ii)
The instrument appointing a proxy must be duly authorized in writing by the appointor or his attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign (or other documents of authorization) must be notarially certified. For the holders of A Shares, the notarially certified power of attorney or other documents of authorization and proxy forms must be delivered to the registrar of the Company not less than 24 hours before the time scheduled for the holding of the EGM in order for such documents to be considered valid. For the holders of H Shares, the aforementioned documents must be delivered to Hong Kong Registrars Limited, the Company’s H Share registrar, within the same time limit in order for such documents to be considered valid.

(iii)	If more than one proxy has been appointed by any shareholder of the Company, such proxies shall not vote at the same time.

4.	Duration of the EGM

The EGM is expected to last for half a day. Shareholders or their proxies attending the EGM shall be responsible for their own accommodation and travel expenses.

5.	Closure of books

As previously announced by the Company, the H Share register of members of the Company will be closed from Saturday, 8 August 2009 to Monday, 7 September 2009, both days inclusive, during which period no transfer of the H Shares will be effected. As such, holders of H Shares intending to attend the EGM are therefore required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to the Company’s H share registrar, Hong Kong Registrars Limited, by 4:00 p.m. on Friday, 7 August 2009.

The address and contact details of Hong Kong Registrars Limited are as follows:

Hong Kong Registrars Limited
Rooms 1712-1716, 17th Floor, Hopewell Centre
183 Queen’s Road East
Wanchai
Hong Kong
Telephone: +852 2862 8628
Fax: +852 2865 0990

6.	Abstention from voting

CEA Holding, CES Global and their respective associates will abstain from voting in respect of Resolutions Nos. 1, 2, 3, 4, 8 and 10.

NOTICE OF H SHAREHOLDERS CLASS MEETING

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 670)

NOTICE OF H SHAREHOLDERS CLASS MEETING

NOTICE IS HEREBY GIVEN THAT a class meeting of holders of H Shares (the “H Shareholders Class Meeting”) 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited) (the “Company”) will be held at Shanghai International Airport Hotel ((上海國際機場賓館), 2550 Hongqiao Road, Shanghai, the People’s Republic of China at 2:30 p.m. on Monday, 7 September 2009, or any adjournment thereof, for the purpose of considering, and if thought fit, passing, with or without modifications, the following resolutions (unless otherwise indicated, capitalized terms used in this notice shall have the same meanings as those defined in the circular of the Company dated 24 July 2009 (the “Circular”) relating to, among other things, granting of specific mandates to the board of directors of the Company (the “Board”) to issue new A Shares and new H Shares):

AS SPECIAL RESOLUTIONS

1.
“THAT, the Board is granted an unconditional specific mandate to issue new A Shares under the following terms and conditions (the “A Share Specific Mandate”) be hereby approved, ratified and confirmed:

(1)	Class of shares to be issued and the nominal value:	A Shares with par value of RMB1.00 each;

(2)	Method of issue:	Non public offering;

(3)	Number of shares to be issued:	Not more than 1,350,000,000 new A Shares; the maximum number of new A Shares to be issued will be adjusted if there is any ex-rights or ex-dividend arrangement after 10 July 2009;

NOTICE OF H SHAREHOLDERS CLASS MEETING

(4)	Target subscriber and method of subscription:
Not more than 10 specific investors (subject to the maximum number of specific investors as permitted by PRC laws and regulations at the time of the issuance) including CEA Holding, and if for any reason the intended issue of new A Shares to CEA Holding does not proceed to completion, a substituting investor may be invited to participate in the issue of new A Shares and the maximum number of investors will remain 10;

the subscription price shall be paid in cash;

(5)	Date of determination of the subscription price, the subscription price and basis of the determination of the subscription price:
Subject to the results of the price sounding-out shall not be less than RMB4.75 per A Share, being 90% of the average trading price for the A Shares during the Price Fixing Period; the Price Fixing Period means the 20 trading days ending on and including 5 June 2009; the minimum subscription price of the new A Shares will be adjusted if there is any ex-rights or ex-dividend arrangement after 10 July 2009;

(6)	Lock-up period arrangement:
The new A Shares to be subscribed for by CEA Holding shall not be disposed of within 36 months from the date of the completion of the subscription, and the new A Shares to be subscribed for by the other specific investors shall not be disposed of within 12 months from the date of the completion of the respective subscription;

(7)	Place of listing:	The new A Shares shall be listed on the Shanghai Stock Exchange;

(8)	Use of proceeds:	After deduction of relevant expenses, the total proceeds are intended to be used as working capital of the Company;

NOTICE OF H SHAREHOLDERS CLASS MEETING

(9)	Arrangement of retained profits:	The retained profits prior to the issuance of new A Shares pursuant to this Resolution will be shared among the existing and new shareholders of the Company; and

(10)	Validity period of this Resolution:
The passing of this Resolution at the EGM and the respective class meetings until the earlier of: (i) the expiration of the 12-month period following the passing of this Resolution; or (ii) the date on which this Resolution is revoked or varied by a special resolution at a shareholders’ general meeting and respective class meetings.”

2.
“THAT, the Board is granted, during the Relevant Period (as defined below), an unconditional specific mandate (the “H Share Specific Mandate”) to issue not more than 490,000,000 new H Shares, by way of non-public offering, to CES Global, at the minimum subscription price of HK$1.40 per H Share, being 90% of the average trading price for the H Shares during the Price Fixing Period; the maximum number of new H Shares to be issued and the minimum subscription price of the new H Shares will be adjusted if there is any ex-rights or ex-dividend arrangement after 10 July 2009;

and for the purposes of this H Share Specific Mandate:

“Relevant Period” means the period from the passing of this Resolution at the EGM and the respective class meetings until the earlier of:

(A)	the expiration of the 12-month period following the passing of the Resolution; or

(B)	the date on which the H Share Specific Mandate is revoked or varied by a special resolution at the shareholders’ general meeting and respective class meetings of the Company.”

By order of the Board
中國東方航空股份有限公司
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

NOTICE OF H SHAREHOLDERS CLASS MEETING

The Directors as at the date hereof, are:

Liu Shaoyong	(Chairman)
Li Jun	(Vice Chairman)
Ma Xulun	(Director, President)
Luo Chaogeng	(Director)
Luo Zhuping	(Director, Company Secretary)
Hu Honggao	(Independent Non-executive Director)
Wu Baiwang	(Independent Non-executive Director)
Zhou Ruijin	(Independent Non-executive Director)
Xie Rong	(Independent Non-executive Director)
Sandy Ke-Yaw Liu	(Independent Non-executive Director)

Shanghai, the PRC
24 July 2009

Notes:

1.	Persons entitled to attend the H Shareholders Class Meeting

Persons who hold H Shares and are registered as holders of H Shares on the register of members maintained by Hong Kong Registrars Limited at the close of business on Friday, 7 August 2009 are entitled to attend the H Shareholders Class Meeting upon completion of the necessary registration procedures.

2.	Registration procedures for attending the H Shareholders Class Meeting

(i)
Holders of H Shares shall deliver their attendance slips for attending the H Shareholders Class Meeting, copies of transfers or copies of their share certificates or copies of receipts of share transfers, together with copies of their identity cards or other documents of identity, to the Company at its place of business located at 2550 Hongqiao Road, Shanghai, the PRC (fax no: +86 21 62686116) (for the attention of the Office of the Secretary of the Board of Directors) by 4:00 p.m. on Monday, 17 August 2009 (by facsimile) or between Monday, 10 August 2009 to Monday, 17 August 2009 (if by post). If proxies are appointed by shareholders to attend the H Shareholders Class Meeting, they shall, in addition to the aforementioned documents, deliver the proxy forms and copies of their identity cards or other documents of identity to the above place of business of the Company.

NOTICE OF H SHAREHOLDERS CLASS MEETING

(ii)
Shareholders can deliver the necessary documents for registration to the Company in the following manner: by post or by facsimile. Upon receipt of such documents, the Company will complete the registration procedures for attending the H Shareholders Class Meeting and will despatch to shareholders voting forms by post or by facsimile. Shareholders may present the voting forms when attending the H Shareholders Class Meeting as evidence of eligibility to attend the meeting.

3.	Appointing proxies

(i)
Shareholders who have the right to attend and vote at the H Shareholders Class Meeting are entitled to appoint in writing one or more proxies (whether a member of the Company or not) to attend and vote at the meeting on their behalf.

(ii)
The instrument appointing a proxy must be duly authorized in writing by the appointor or his attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign (or other documents of authorization) must be notarially certified. The holders of H Shares must deliver the aforementioned documents to Hong Kong Registrars Limited, the Company’s H share registrar, not less than 24 hours before the time scheduled for the holding of the H Shareholders Class Meeting in order for such documents to be considered valid.

(iii)	If more than one proxy has been appointed by any shareholder of the Company, such proxies shall not vote at the same time.

4.	Duration of the H Shareholders Class Meeting

The H Shareholders Class Meeting is expected to last for half a day. Shareholders or their proxies attending the H Shareholders Class Meeting shall be responsible for their own accommodation and travel expenses.

5.	Closure of books

As previously announced by the Company, the H Share register of members of the Company will be closed from Saturday, 8 August 2009 to Monday, 7 September 2009, both days inclusive, during which period no transfer of the H Shares will be effected. As such, holders of H Shares intending to attend the EGM are therefore required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to the Company’s H share registrar, Hong Kong Registrars Limited, by 4:00 p.m. on Friday, 7 August 2009.

NOTICE OF H SHAREHOLDERS CLASS MEETING

The address and contact details of Hong Kong Registrars Limited are as follows:

Hong Kong Registrars Limited
Rooms 1712-1716, 17th Floor, Hopewell Centre
183 Queen’s Road East
Wanchai
Hong Kong
Telephone: +852 2862 8628
Fax: +852 2865 0990

6.	Abstention from voting

CEA Holding, CES Global and their respective associates will abstain from voting in respect of all the resolutions above.